Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share data)
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of The Clorox Company’s (the Company or Clorox) financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the consolidated financial statements and supplementary data included in this Annual Report on Form 10-K.
The following sections are included herein:
•Executive Overview
•Results of Operations
•Financial Position and Liquidity
•Contingencies
•Quantitative and Qualitative Disclosures about Market Risk
•Recently Issued Accounting Standards
•Critical Accounting Estimates
•Summary of Non-GAAP Financial Measures
EXECUTIVE OVERVIEW
The Clorox Company is a leading multinational manufacturer and marketer of consumer and professional products with fiscal year 2026 Net sales of $6,720 and about 9,200 employees worldwide as of June 30, 2026. The Company has operations in approximately 25 countries or territories and sells its products in approximately 95 markets, primarily through mass retailers; grocery outlets; warehouse clubs; dollar stores; home hardware centers; drug, pet and military stores; third-party and owned e-commerce channels; and distributors. Clorox markets some of the most trusted and recognized consumer brand names, including Clorox® cleaning and disinfecting products; Pine-Sol® cleaner; Liquid-Plumr® clog removers; Poett® home care products; Glad® bags and wraps; Fresh Step® cat litter; Kingsford® grilling products; Hidden Valley® dressings, dips, seasonings and sauces; Brita® water-filtration products; and Burt’s Bees® natural personal care products. The Company also markets industry-leading products and technologies for professional customers, including those sold under the Purell ® CloroxPro™ and Clorox Healthcare® brand names.
The Company primarily markets its leading brands in midsized categories considered to be financially attractive. Most of the Company’s products compete with other nationally advertised brands within each category and with “private label” brands. Over 80% of the Company's sales are generated from brands that hold the No. 1 or No. 2 market share position in their categories.

The Company operates through strategic business units (SBUs) which are organized into operating segments. Operating segments are then aggregated into four reportable segments: Health and Wellness, Household, Lifestyle and International. Operating segments not aggregated into a reportable segment are reflected in Corporate and Other. The four reportable segments consist of the following:
•Health and Wellness consists of cleaning, disinfecting, sanitizing and professional products marketed and sold in the United States. Products within this segment include home care cleaning and disinfecting products and laundry additives, primarily under the Clorox, Clorox2, Pine-Sol, Scentiva, Tilex, Liquid-Plumr and Formula 409 brands; skin sanitization and cleaning products under the Purell and GOJO brands; professional cleaning and disinfecting products under the CloroxPro and Clorox Healthcare brands; and professional food service products under the Hidden Valley brand.
•Household consists of bags and wraps, cat litter and grilling products marketed and sold in the United States. Products within this segment include bags and wraps under the Glad brand; cat litter primarily under the Fresh Step and Scoop Away brands; and grilling products under the Kingsford brand.
•Lifestyle consists of food, water-filtration and natural personal care products marketed and sold in the United States. Products within this segment include dressings, dips, seasonings and sauces, primarily under the Hidden Valley brand; water-filtration products under the Brita brand; and natural personal care products under the Burt’s Bees brand.
•International consists of products sold outside the United States. Products within this segment include laundry additives and home care products primarily marketed under the Clorox, Poett, Pine-Sol, Clorinda and Chux brands; bags and wraps under the Glad brand; cat litter primarily marketed under the Ever Clean and Fresh Step brands and water-filtration products marketed under the Brita brand.
Non-GAAP Financial Measures
This Executive Overview, the succeeding sections of MD&A and Exhibit 99.2 may include certain financial measures that are not defined by accounting principles generally accepted in the United States of America (U.S. GAAP). These measures, which are referred to as non-GAAP measures, are listed below:
•Adjusted free cash flow and Adjusted free cash flow as a percentage of net sales. Adjusted free cash flow is calculated as net cash provided by operations less capital expenditures and adjusted for significant one-time items in operating cash flows, such as the venture agreement payment.
•Earnings before interest and income taxes (EBIT) margin (the ratio of EBIT to net sales).
•Adjusted earnings (losses) before interest and income taxes (adjusted EBIT) represents earnings (losses) excluding interest income, interest expense, income taxes and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items impacting comparability).
•Adjusted EBIT margin (the ratio of adjusted EBIT to net sales).
•Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate).
•Organic sales growth / (decrease) is defined as net sales growth / (decrease) excluding the effect of foreign exchange rate changes and any acquisitions or divestitures.
For a discussion of these measures and the reasons management believes they are useful to investors, refer to “Summary of Non-GAAP Financial Measures” below. To the extent applicable, this MD&A and Exhibit 99.2 include reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Fiscal Year 2026 Financial Highlights
A detailed discussion of strategic goals, key initiatives and results of operations is included below. Key fiscal year 2026 financial results are summarized as follows:
•The Company’s fiscal year 2026 net sales decreased by 5% to $6,720 from $7,104 in fiscal year 2025, primarily due to lower shipments in the current period following the incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025, partially offset by the benefit of the GOJO acquisition.
•Gross margin decreased by 290 basis points to 42.3% in fiscal year 2026 from 45.2% in fiscal year 2025. The decrease was primarily driven by lower net sales and higher manufacturing and logistics costs, partially offset by cost savings.
•The Company reported earnings before income taxes of $791 in fiscal year 2026, compared to $1,078 in fiscal year 2025. The Company reported Net earnings attributable to Clorox of $587 in fiscal year 2026, compared to $810 in fiscal year 2025.
•The Company delivered diluted net earnings per share (EPS) of $4.81 in fiscal year 2026, a decrease of 26%, or $1.71 from fiscal year 2025 diluted net EPS of $6.52. The decrease was primarily due to lower net sales and higher manufacturing and logistics costs, partially offset by lapping losses on the divestiture of the Better Health VMS business in the prior period and cost savings in the current period.
•EP decreased by $359 to $397 in fiscal year 2026, compared to $756 in fiscal year 2025 (refer to the reconciliation of EP to earnings before income taxes in Exhibit 99.2).
•The Company’s net cash provided by operations was $612 in fiscal year 2026, compared to $981 in fiscal year 2025. Adjusted free cash flow was $881 or 13.1% of net sales in fiscal year 2026, compared to $761 or 10.7% of net sales in fiscal year 2025 (refer to the reconciliation of net cash provided by operations to adjusted free cash flow in “Financial Position and Liquidity - Investing - Adjusted Free Cash Flow”).
•The Company paid $602 in cash dividends to stockholders in both fiscal years 2026 and 2025. In July 2026, the Company announced an increase of 1% in its dividend from the prior year.
Strategic Goals and Initiatives
The Company's IGNITE strategy — underpinned by its purpose and enduring values — accelerates innovation in key areas of the business to drive growth and deliver value for all Clorox stakeholders. IGNITE focuses on four strategic choices aimed at fueling long-term growth; innovating consumer experiences; reimagining how the company and its people work; and continuously evolving the product portfolio. The Company’s long-term financial goals reflected in IGNITE include annual net sales growth of 3% to 5% — increased from 2% to 4% in 2021 — annual adjusted EBIT margin expansion of 25 to 50 basis points and annual adjusted free cash flow as a percentage of net sales of 11% to 13%.
In April 2026, the Company completed the acquisition of GOJO Industries, Inc. (GOJO), expanding its product portfolio to include the Purell brand and GOJO's health and hygiene solutions. The Company acquired all of the issued and outstanding membership interests of GOJO, which now operates as Clorox Purell and is based in northeast Ohio. The acquisition reflects the Company's strategy to expand its position in health and hygiene and accelerate profitable growth.
In March 2026, the Company acquired The Procter & Gamble Company (P&G)’s 20% interest in the Company’s Glad bags and wraps business (the Venture Agreement) in cash. Following expiration of the Venture Agreement, the Glad business retains the exclusive core intellectual property licenses contributed by P&G on a royalty-free basis for the licensed products marketed.
In fiscal year 2026, the Company continued and completed its investment in transformative technologies and processes. This investment began in fiscal year 2022, and includes replacement of the Company's ERP system and transitioning to a cloud-based platform as well as the implementation of a suite of other digital technologies. The Company began implementation of its core U.S. operations in fiscal year 2026. The Company completed its implementation in the third quarter of fiscal year 2026. The total incremental transformational investment was approximately $580 million. It is expected that these implementations will generate efficiencies and transform the Company's operations in the areas of supply chain, digital commerce, innovation, brand building and more over the long term.

During the fourth quarter of fiscal year 2025, certain retailers placed orders in advance of the ERP system transition in the U.S. to minimize any potential inventory impacts during the implementation phase. The incremental shipments provided a benefit to fiscal year 2025 net sales, however, the offsetting impacts were reflected in fiscal year 2026 net sales as retailers drew down this inventory.
Finally, in fiscal year 2026, the Company simplified its operating structure to streamline leadership oversight, align resources to drive the company's strongest growth opportunities, advance portfolio optimization efforts and support faster execution across the enterprise.
Recent Events Affecting the Company
For the fiscal year ended June 30, 2026, the Company continues to monitor macroeconomic conditions as a result of volatility in capital markets and developments in international trade policy. These evolving challenges contributed to a highly dynamic operating environment as the Company continued its efforts to drive growth, rebuild margins and drive its transformation.
Consumers continue to feel pressure as continued macroeconomic uncertainty impacts spending and prices remain elevated. United States trade policies continue to evolve, including new or increased tariffs on product imports from certain countries. These, and any future new or additional tariffs, as well as any associated retaliatory measures taken by other countries, may impact the macroeconomic environment, consumers, suppliers and the Company’s business. Though the Company has and will continue to take action to mitigate such impacts, the Company anticipates the operating environment will remain volatile and challenging.
Global macroeconomic conditions remain volatile and geopolitical instability persists. This includes active military hostilities in the Middle East, specifically the ongoing conflict involving Iran, rising tensions in other regions, as well as actual and potential shifts in U.S. and foreign trade, economic and other policies, including the imposition of sanctions. These developments have increased uncertainty regarding the duration and potential escalation of conflicts, as well as the risk of economic disruptions that could impact global trade and supply chains. Given the dynamic nature of these conditions, the Company expects continued variability in the operating environment.
The Company has not experienced significant disruptions to its regional operations and global supply chain or significant cost increases during fiscal year 2026 due to the ongoing conflict in Iran. However, the risks of future negative impacts from regional conflicts due to transportation, logistical or supply constraints and higher commodity costs for certain raw materials remain present, and the Company continues to experience corresponding incremental costs and gross margin pressures.
For fiscal year 2027, the Company anticipates the operating environment will remain volatile and challenging as consumers may face greater pressure as continued macroeconomic uncertainty impacts spending. The Company will continue to invest in its brands, capabilities and people to deliver consistent, profitable growth over time. The recent GOJO acquisition and the divestitures of the Company’s Argentina and Better Health VMS businesses reflect its commitment to continue evolving its portfolio to reduce volatility, accelerate sales growth and structurally improve margins.
For further discussion of the possible impacts of inflationary pressures and other recent events on our business, financial conditions and results of operations, see “Risk Factors” in Part I, Item 1A of this Report.

RESULTS OF OPERATIONS
Unless otherwise noted, MD&A compares results of operations from fiscal year 2026 (the current year) to fiscal year 2025 (the prior year), with percentage and basis point calculations based on rounded numbers, except for per share data and the effective tax rate. Discussions of fiscal year 2024 items and year-to-year comparisons between fiscal years 2025 and 2024 that are not included in this Annual Report on Form 10-K can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 99.1 of the Company’s Annual Report on Form 10-K for the fiscal years ended 2025 and 2024.
CONSOLIDATED RESULTS

			% Change
	2026	2025	2026 to 2025
Net sales	$6,720	$7,104	(5)%

	Year Ended June 30, 2026
	Percentage change versus the year-ago period
	Reported (GAAP) Net Sales Growth / (Decrease)	Reported Volume	Acquisitions & Divestitures (1)	Foreign Exchange Impact	Price/Mix/ Other (2)	Organic Sales Growth / (Decrease) (Non-GAAP) (3)	Organic Volume (4)
Health and Wellness (4)	—%	(1)%	8%	—%	1%	(8)%	(8)%
Household	(11)	(9)	—	—	(2)	(11)	(9)
Lifestyle	(14)	(12)	—	—	(2)	(14)	(12)
International	5	—	—	3	2	2	—
Total Company (4)(5)	(5)%	(5)%	3%	—%	—%	(8)%	(7)%

(1)The divestiture impact is calculated as net sales from the Better Health VMS business after the sale date in the twelve month year-ago period. The acquisition impact is calculated as net sales from the GOJO acquisition after the acquisition date in the current twelve month period.
(2)This represents the net impact on net sales growth / (decrease) from pricing actions, mix, trade promotion spending, mix from acquisitions and divestitures and other factors. In the fiscal year ended June 30, 2026, the impact from acquisition and divestiture mix was 1% for both Health and Wellness and Total Company.
(3)Organic sales growth / (decrease) is defined as net sales growth / (decrease) excluding the effect of foreign exchange rate changes and any acquisitions or divestitures. See “Summary of Non-GAAP Financial Measures” below for reconciliation of organic sales growth / (decrease) to net sales growth / (decrease), the most directly comparable GAAP financial measure.
(4)Organic volume represents volume excluding the effect of any acquisitions and divestitures. In the fiscal year ended June 30, 2026, the volume impact of acquisition and divestitures was 7% and 2% for Health and Wellness and Total Company, respectively.
(5)Total Company includes Corporate and Other. Corporate and Other includes the results of the Better Health VMS business through the date of divestiture.
Net sales and volume both decreased by 5% in fiscal year 2026, primarily due to lower shipments in the current period following the incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025, partially offset by the benefit of the GOJO acquisition.

			% Change
	2026	2025	2026 to 2025
Gross profit	$2,844	$3,213	(11)%
Gross margin	42.3%	45.2%
Gross margin decreased by 290 basis points in fiscal year 2026 from 45.2% to 42.3%. The decrease was primarily driven by lower net sales and higher manufacturing and logistics costs, partially offset by cost savings.

Expenses

			% Change	% of Net sales
	2026	2025	2026 to 2025	2026	2025
Selling and administrative expenses	$1,066	$1,124	(5)%	15.9%	15.8%
Advertising costs	749	770	(3)	11.1	10.8
Research and development costs	116	121	(4)	1.7	1.7
Selling and administrative expenses, as a percentage of net sales, increased by 10 basis points in fiscal year 2026. The dollar decrease in selling and administrative expenses was primarily due to lower incentive compensation.
Advertising costs, as a percentage of net sales, increased by 30 basis points in fiscal year 2026. The Company continues to support its brands. The Company’s U.S. retail advertising investments as a percentage of net sales was 12% for both fiscal years 2026 and 2025.
Research and development costs, as a percentage of net sales and dollars, were essentially flat in the current year as compared to the prior year. The Company continues to invest behind product innovation and cost savings.
Loss on divestiture, Interest expense, Other expense (income), net and Effective tax rate on earnings

	2026	2025
Loss on divestiture	$—	$118
Interest expense	130	88
Other (income) expense, net	(8)	(86)
Effective tax rate on earnings	24.0%	23.6%
Loss on divestiture of $118 in fiscal year 2025 reflects the loss on the divestiture of the Better Health VMS business. See Notes to Consolidated Financial Statements for further information.
Interest expense increased by $42 in fiscal year 2026 as compared to fiscal year 2025. The increase was primarily due to incremental borrowings to fund the GOJO acquisition.
Other (income) expense, net was ($8) and ($86) in fiscal year 2026 and fiscal year 2025, respectively. The variance was primarily due to lapping the benefit of insurance recoveries mainly related to the cyberattack in fiscal year 2024.
The effective tax rate on earnings was 24.0% and 23.6% in fiscal year 2026 and 2025, respectively.
Diluted net earnings per share

			% Change
	2026	2025	2026 to 2025
Diluted net EPS	$4.81	$6.52	(26)%
Diluted net earnings per share (EPS) decreased by $1.71, or 26%, in fiscal year 2026, primarily due to lower net sales and higher manufacturing and logistics costs, partially offset by lapping losses on the divestiture of the Better Health VMS business in the prior period and cost savings in the current period.

SEGMENT RESULTS
The following presents the results of the Company’s reportable segments and Corporate and Other (see Notes to Consolidated Financial Statements for further discussion of the principal measure of segment profitability used by management, segment adjusted earnings (losses) before interest and income taxes (segment adjusted EBIT)):

	Net sales
	Fiscal year
	2026	2025
Health and Wellness	$2,697	$2,697
Household	1,787	2,001
Lifestyle	1,123	1,303
International	1,113	1,065
Reportable segment total	6,720	7,066
Corporate and Other	—	38
Total	$6,720	$7,104

	Segment adjusted EBIT (1)
	Fiscal year
	2026	2025
Health and Wellness	$678	$840
Household	192	325
Lifestyle	208	290
International	113	110
Reportable segment total	1,191	1,565
Corporate and Other	(161)	(249)
Total	$1,030	$1,316
Interest income	8	9
Interest expense	(130)	(88)
Loss on divestiture	—	(118)
Acquisition and integration costs	(58)	—
Cyberattack costs, net of insurance recoveries	—	70
Digital capabilities and productivity enhancements investment	(59)	(111)
Earnings (losses) before income taxes	$791	$1,078
(1)See “Summary of Non-GAAP Financial Measures” below for reconciliation of segment adjusted EBIT to earnings (losses) before income taxes, the most directly comparable GAAP financial measure.

Health and Wellness

			% Change
	2026	2025	2026 to 2025
Net sales	$2,697	$2,697	—%
Segment adjusted EBIT	678	840	(19)
Fiscal year 2026 versus fiscal year 2025: Volume decreased by 1%, net sales were essentially flat and segment adjusted EBIT decreased by 19% during fiscal year 2026. The volume decrease was primarily due to lower shipments in the current period following the incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025, partially offset by the benefit of the GOJO acquisition. The decrease in segment adjusted EBIT in the current year was primarily due to the impact of lapping incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025 and higher manufacturing and logistics costs, partially offset by cost savings.
Household

			% Change
	2026	2025	2026 to 2025
Net sales	$1,787	$2,001	(11)%
Segment adjusted EBIT	192	325	(41)
Fiscal year 2026 versus fiscal year 2025: Volume, net sales and segment adjusted EBIT decreased by 9%, 11% and 41%, respectively, in fiscal year 2026. The volume decrease was primarily due to lower shipments in the current period following the incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025. The variance between volume and net sales was primarily due to unfavorable mix. The decrease in segment adjusted EBIT was mainly due to lower net sales and higher manufacturing and logistics costs, partially offset by cost savings.
Lifestyle

			% Change
	2026	2025	2026 to 2025
Net sales	$1,123	$1,303	(14)%
Segment adjusted EBIT	208	290	(28)
Fiscal year 2026 versus fiscal year 2025: Volume, net sales and segment adjusted EBIT decreased by 12%, 14% and 28%, respectively, during fiscal year 2026. The volume decrease was primarily due to lower shipments in the current period following the incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025 and lower consumption. The variance between volume and net sales was mainly due to higher trade promotion spending. The decrease in segment adjusted EBIT was primarily due to lower net sales, partially offset by lower advertising investments.
International

			% Change
	2026	2025	2026 to 2025
Net sales	$1,113	$1,065	5%
Segment adjusted EBIT	113	110	3
Fiscal year 2026 versus fiscal year 2025: Volume was essentially flat and net sales and segment adjusted EBIT increased by 5% and 3%, respectively, during fiscal year 2026. The variance between volume and net sales was mainly due to favorable foreign exchange rates. The increase in segment adjusted EBIT was primarily due to higher net sales and cost savings, partially offset by higher manufacturing and logistics costs.

Corporate and Other

			% Change
	2026	2025	2026 to 2025
Net Sales	$—	$38	(100)%
Segment adjusted EBIT	(161)	(249)	35%
Corporate and Other includes certain non-allocated administrative and other costs, various other non-operating income and expenses, as well as the results of the Better Health VMS business through the date of divestiture.
Fiscal year 2026 versus fiscal year 2025: Net sales decreased by 100% due to the divestiture of the Better Health VMS business in the first quarter of fiscal year 2025. The increase in segment adjusted EBIT was primarily due to decreases in employee-related expenses primarily due to lower employee incentive compensation and lower Better Health VMS operating expenses in the current period due to the divestiture.
On September 10, 2024, the Company completed the divestiture of its Better Health VMS business. See Notes to Consolidated Financial Statements for further information.
FINANCIAL POSITION AND LIQUIDITY
Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities from operations.
The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in Other (income) expense, net.
The Company’s financial condition and liquidity remained strong as of June 30, 2026. The following table summarizes cash activities for the years ended June 30:

	2026	2025
Net cash provided by operations	$612	$981
Net cash used for investing activities	(2,301)	(94)
Net cash provided by (used for) financing activities	1,668	(924)
Operating Activities
Net cash provided by operations was $612 in fiscal year 2026, compared with $981 in fiscal year 2025. The decrease was primarily driven by the Venture Agreement payment of $476 and lower cash earnings partially offset by a decrease in working capital and lower tax payments in the current fiscal year. The lower tax payments were a result of the enactment of The One Big Beautiful Bill Act (OBBBA).
The lower accounts receivable and higher inventory balances in current period were both primarily due to the incremental shipments related to the ERP transition in the fourth quarter of fiscal year 2025. The higher accounts payable and accrued liabilities balance was due to the timing of payments.
Payment Terms Extension and Supply Chain Financing
The Company has arranged for a global financial institution to offer a voluntary supply chain finance (SCF) program for the benefit of the Company’s suppliers. The Company’s current payment terms do not exceed 120 days in keeping with industry standards. The Company’s operating cash flows are directly impacted as a result of the extension of payment terms with suppliers. There would not be an expected material impact to the Company’s liquidity or capital resources if the financial institution or a supplier terminated the SCF arrangement. While the Company does not have direct access to information on, or influence over, which invoices a participating supplier elects to sell to the financial institution, the Company expects that the majority of these amounts have been sold to the financial institution. Refer to the Notes to Consolidated Financial Statements for details on the SCF program.

Investing Activities
Net cash used for investing activities was $2,301 in fiscal year 2026, compared with net cash used of $94 in fiscal year 2025. The year-over-year change was mainly due to the acquisition of GOJO Industries in fiscal year 2026.
Capital expenditures were $207 and $220 in fiscal years 2026 and 2025, respectively. Capital expenditures as a percentage of net sales were 3.1% and 3.1% for fiscal years 2026 and 2025, respectively.
Adjusted free cash flow

	2026	2025
Net cash provided by operations	$612	$981
Less: Capital expenditures	(207)	(220)
Add: Venture agreement termination payment	476	—
Adjusted free cash flow	$881	$761
Adjusted free cash flow as a percentage of net sales	13.1%	10.7%
Financing Activities
Net cash provided by financing activities was $1,668 in fiscal year 2026, compared with net cash used of $924 in fiscal year 2025. The year-over-year change was mainly due to higher net borrowings to fund the acquisition of GOJO Industries.
Capital Resources and Liquidity
As of June 30, 2026, current liabilities exceeded current assets by $949, primarily due to credit obligations maturing within a year.
Notwithstanding potential unforeseen adverse market conditions and as part of the Company’s regular assessment of its cash needs, the Company believes it will have the funds necessary to support its short- and long-term liquidity and operating needs, based on its anticipated ability to generate positive cash flows from operations in the future, access to capital markets enabled by our strong short-term and long-term credit ratings and current borrowing availability.
The Company may consider other transactions that require the issuance of additional long- and/or short-term debt or other securities to finance acquisitions, repurchase stock, refinance debt or fund other activities for general business purposes. Such transactions could require funds in excess of the Company’s current cash levels and available credit lines, and the Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2026		2025
	Short-term	Long-term	Short-term	Long-term
Standard and Poor’s	A-2	BBB	A-2	BBB+
Moody’s	P-2	Baa1	P-2	Baa1
Credit Arrangements
In March 2026, in connection with the acquisition of GOJO, the Company entered into a $1,000 364-day revolving credit agreement (the 364-Day Revolving Credit Agreement) that matures on March 5, 2027, and a $1,250 Delayed Draw Term Credit Agreement (the Delayed Draw Term Credit Agreement). Amounts available under the 364-Day Revolving Credit Agreement are for general corporate purposes.
In April 2026 the Company completed the GOJO acquisition and drew down the full $1,250 under the Delayed Draw Term Credit Agreement to finance a portion of the transaction along with commercial paper. In May 2026 the Company issued new long-term debt and settled the full $1,250 balance under the Delayed Draw Term Credit Agreement. This line of credit was cancelled upon settlement. Additionally, the long-term debt issuance reduced the total borrowing capacity of the 364-Day Revolving Credit Agreement by $236 leaving $764 available to Clorox for general corporate purposes.
As of June 30, 2026, the Company maintained $1,964 in revolving credit agreements comprised of the $764 364-Day Revolving Credit Agreement and the $1,200 revolving credit agreement that matures in March 2030 (March 2030 Credit Agreement) (collectively the Revolving Credit Agreements). As of June 30, 2025, the Company maintained the $1,200 March 2030 Credit Agreement.

There were no borrowings under either of the Revolving Credit Agreements as of June 30, 2026 and no borrowings under the March 2030 Credit Agreement as of June 30, 2025. The Company believes that borrowings under the Revolving Credit Agreements are and will continue to be available for general corporate purposes. The Revolving Credit Agreements include certain restrictive covenants and limitations. The primary restrictive covenant is a minimum interest coverage ratio of 4.0, calculated as total earnings before interest, taxes, depreciation and amortization and other similar noncash charges and certain other items (Consolidated EBITDA) to total interest expense for the trailing four quarters, as defined and described in the Credit Agreement.
The Company was in compliance with all restrictive covenants and limitations in the Revolving Credit Agreements as of June 30, 2026, and anticipates being in compliance with all restrictive covenants for the foreseeable future.
As of June 30, 2026, the Company maintained $37 of foreign and other credit lines, of which $10 was outstanding and the remainder of $27 was available for borrowing.
As of June 30, 2025, the Company maintained $34 of foreign and other credit lines, of which $7 was outstanding and the remainder of $27 was available for borrowing.
Short-term Borrowings
The Company’s notes and loans payable primarily consist of U.S. commercial paper issued by the parent company and any borrowings under the Revolving Credit Agreements. These short-term borrowings have stated maturities of less than one year and provide supplemental funding for supporting operations. The level of U.S. commercial paper borrowings generally fluctuates depending upon the amount and timing of operating cash flows and payments for items such as dividends, income taxes and stock repurchases. The average balance of short-term borrowings outstanding was $671 and $105 for the fiscal years ended June 30, 2026 and 2025, respectively.
Long-term Borrowings
Long-term borrowings, consisting of senior unsecured notes and debentures and the amortizing fixed interest rate loan, were $3,982 and $2,484 as of June 30, 2026 and 2025, respectively.
In April 2026, the Company completed the GOJO acquisition, which included assuming a total of $8 in existing amortizing loans and other borrowings which carry a final maturity of June 2031.
In May 2026, the Company issued $1,500 in senior notes, including $550 of senior notes with an annual fixed interest rate of 4.70% and final maturity in May 2031, that carry an effective rate of 4.86% (May 2031 senior notes), $400 of senior notes with an annual fixed interest rate of 4.95% and final maturity in May 2033, that carry an effective rate of 5.09% (May 2033 senior notes), and $550 of senior notes with an annual fixed interest rate of 5.25% and final maturity in May 2036, that carry an effective rate of 5.24% (May 2036 senior notes). Interest on all new May 2026 senior notes is payable semi-annually in May and November. The notes rank equally with all of the Company's existing senior indebtedness. Proceeds from the senior notes were used to redeem prior to maturity the $1,250 under the Delayed Draw Term Credit Agreement and commercial paper borrowings, both primarily related to the GOJO acquisition.
Stock Repurchases and Dividend Payments
As of June 30, 2026, the Company had two stock repurchase programs: an open-market purchase program with an authorized aggregate purchase amount of up to $2,000, which has no expiration date and was authorized by the Board of Directors in May 2018, and a program to offset the anticipated impact of dilution related to stock-based awards (the Evergreen Program), which has no authorization limit on the dollar amount and no expiration date. During the fiscal year ended June 30, 2026, the Company repurchased 2,157 thousand shares of common stock at a cost of $254. During the fiscal year ended June 30, 2025, the Company repurchased 2,260 thousand shares of common stock at a cost of $332.
Dividends per share and total dividends paid to Clorox stockholders were as follows during the fiscal years ended June 30:

	2026	2025
Dividends per share declared	$4.96	$4.88
Dividends per share paid	4.96	4.88
Total dividends paid	602	602
On July 31, 2026, the Company declared a 1% increase in the quarterly dividend, from $1.24 to $1.25 per share, payable on August 28, 2026 to common stockholders of record as of the close of business on August 12, 2026.

On July 30, 2025, the Company declared a 2% increase in the quarterly dividend, from $1.22 to $1.24 per share, payable on August 29, 2025 to common stockholders of record as of the close of business on August 13, 2025.
Material Cash Requirements
The following table summarizes the Company’s current and long-term material cash requirements as of June 30, 2026:

	2027	2028	2029	2030	2031	Thereafter	Total
Long-term debt maturities including interest payments	$167	$1,060	$633	$612	$656	$1,689	$4,817
Notes and loans payable (1)	1,091	1	1	1	—	—	1,094
Purchase obligations (2)	154	144	92	79	39	84	592
Operating and finance leases	125	106	91	74	47	205	648
Payments related to nonqualified retirement income and retirement health care plans (3)	14	13	13	13	10	40	103
Total	$1,551	$1,324	$830	$779	$752	$2,018	$7,254
(1)Notes and loans payable includes primarily commercial paper disclosed herein at par and revolving credit agreement facility and service fees.
(2)Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The raw material contracts included above are entered into during the regular course of business based on expectations of future purchases. Many of these raw material contracts are flexible to allow for changes in the Company’s business and related requirements. If such changes were to occur, the Company believes its exposure could differ from the amounts listed above. Any amounts reflected in the consolidated balance sheets as Accounts payable and accrued liabilities are excluded from the table above, as they are short-term in nature and expected to be paid within one year.
(3)These amounts represent expected payments through 2036. Based on the accounting rules for nonqualified retirement income and retirement health care plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments. Refer to the Notes to Consolidated Financial Statements for further details.
CONTINGENCIES
A summary of contingencies is contained in the Notes to Consolidated Financial Statements and is incorporated herein by reference.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
As a multinational company, the Company is exposed to the impact of changes in commodity prices, foreign currency fluctuations, interest-rate risk and other types of market risk.
In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of derivative instruments, including exchange-traded futures and options contracts and over-the-counter swaps and forward purchase contracts. Over-the-counter derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.
The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, exchange-traded market prices or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.
See Notes to Consolidated Financial Statements for further discussion of derivatives and hedging policies and fair value measurements.
Sensitivity Analysis for Derivative Contracts
For fiscal years 2026 and 2025, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in commodity prices, foreign exchange rates or interest rates. The results of the sensitivity analyses for commodity, foreign currency and interest rate derivative contracts are summarized below. Actual changes in commodity prices, foreign exchange rates or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the consolidated balance sheets with an offset to Net earnings or Other comprehensive (loss) income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as an accounting hedge. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity swaps and futures contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory, and interest rate contracts for forecasted interest payments as cash flow hedges. During the fiscal years ended June 30, 2026 and 2025, the Company had no hedging instruments designated as fair value hedges. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in the consolidated statements of earnings.
Commodity Price Risk
The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. The Company uses various strategies, where available at a reasonable cost to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts. During fiscal years 2026 and 2025, the Company had derivative contracts related to raw material exposures for soybean oil used for the food business and jet fuel used for the grilling business.
Based on a hypothetical decrease or increase of 10% in these commodity prices as of June 30, 2026 and 2025, the estimated fair value of the Company’s then-existing commodity derivative contracts would decrease or increase by $5 and $4, respectively, with the corresponding impact included in Other comprehensive (loss) income.
Foreign Currency Risk
The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures related to inventory purchases with foreign currency forward contracts. Based on a hypothetical decrease of 10% in the value of the U.S. dollar as of June 30, 2026 and 2025, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would decrease by $3 and $8, respectively, with the corresponding impact included in Other comprehensive (loss) income. Based on a hypothetical increase of 10% in the value of the U.S. dollar as of June 30, 2026 and 2025, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would increase by $3 and $6, respectively.
Interest Rate Risk
The Company can be exposed to interest rate volatility with regard to short-term borrowings, using commercial paper or under the Credit Agreement, in addition to potential changes in interest rates relating to anticipated future issuances of long-term debt. Weighted average interest rates for short-term borrowings using commercial paper were 4.09% during fiscal year 2026 and 4.76% during fiscal year 2025. Assuming average commercial paper borrowing levels during fiscal years 2026 and 2025, a 100 basis point increase or decrease in interest rates would increase or decrease interest expense from short-term borrowings by approximately $7 and $1, respectively.
The Company can also be exposed to interest rate volatility with regard to anticipated future issuances of debt. The Company utilizes interest rate contracts to manage its exposure to interest rate volatility related to movements in U.S. Treasury and swap rates. As of June 30, 2026 and 2025, the Company had no outstanding interest rate contracts.

RECENTLY ISSUED ACCOUNTING STANDARDS
A summary of all recently issued accounting standards is contained in Note 1 of the Notes to Consolidated Financial Statements.
CRITICAL ACCOUNTING ESTIMATES
The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The most critical accounting estimates are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting estimates are related to:
•Business combinations;
•Revenue recognition;
•The valuation of goodwill and other intangible assets;
•Income taxes; and
•The Venture Agreement terminal obligation.
The Company’s critical accounting estimates have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of Notes to Consolidated Financial Statements.
Business Combinations
The Company uses the acquisition method of accounting for transactions that meet the criteria to be accounted for as a business combination. Assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. The excess of the total consideration transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.
The acquisition method of accounting requires significant judgment in estimating the fair value of assets acquired and liabilities assumed. Various valuation methodologies may be utilized based on the nature of the underlying asset or liability. Intangible assets acquired, including trademarks, customer relationships, and developed technology, are valued using income-based approaches, the inputs to which require significant assumptions related to future growth, profitability, royalty and discount rates, useful lives, customer attrition and other inputs. Inventory acquired is valued using a combination of replacement cost and comparative sales methodologies. Property, plant, and equipment acquired are valued using a combination of cost and market approaches.
These estimates are based on historical data and assumptions regarding future events, which are inherently uncertain. Unforeseen events and changes to underlying circumstances may affect the accuracy of these assumptions.
Revenue Recognition
The Company’s revenue is primarily generated from the sale of finished products to customers. This revenue is reported net of certain variable consideration provided to customers, generally in the form of one-time and ongoing trade promotion programs. These trade promotion programs include shelf price reductions, in-store merchandising, consumer coupons and other trade-related activities. Amounts accrued for trade promotions are based on various factors such as contractual terms and sales volumes, and also incorporate estimates that include customer participation rates, the rate at which customers will achieve program performance criteria, product availability and historical consumer redemption rates. The actual amounts remitted to customers for these activities may differ from the Company’s estimates, depending on how actual results of the programs compare to the estimates. If the Company’s trade promotion accrual estimates as of June 30, 2026 were to increase or decrease by 10%, the impact on Net sales would be approximately $21.
Goodwill and Other Intangible Assets
The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

Goodwill
For fiscal year 2026, the Company’s SBUs were organized into the reporting units used for goodwill impairment testing purposes. These reporting units are the level at which discrete financial information is available and reviewed by the manager of the respective operating segments. Where applicable, two or more components of an operating segment were aggregated and deemed a single reporting unit if the components had similar economic characteristics. The respective operating segment managers, who have responsibility for operating decisions, allocating resources and assessing performance within their respective segments, do not review financial information for components that are below the reporting unit level.
In its evaluation of goodwill impairment, the Company has the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over the carrying value from a prior period’s impairment testing, other reporting unit operating results, microeconomic and macroeconomic factors, as well as new events and circumstances impacting the operations at the reporting unit level. If the qualitative assessment indicates that it is more likely than not that a reporting unit is impaired, a quantitative test is performed. In the quantitative test, the Company compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit.
Determining the fair value of a reporting unit requires significant judgments, assumptions and estimates by management which are subject to uncertainty. The Company uses a discounted cash flow (DCF) method under the income approach for its quantitative test, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill could result in significantly different estimates of the fair values and future impairment charges.
No material impairments were identified in fiscal year 2026 as a result of the Company’s impairment review performed annually during the fourth quarter or during any other quarters of fiscal year 2026.
Trademarks and Other Indefinite-Lived Intangible Assets
For trademarks and other intangible assets with indefinite lives, the Company has the option to first assess qualitative factors, such as the maturity and stability of the trademark or other intangible asset, the magnitude of the excess fair value over carrying value from a prior period’s impairment testing, other specific operating results, as well as new events and circumstances impacting the significant inputs used to determine the fair value of the intangible asset. If the result of a qualitative assessment indicates that it is more likely than not that the asset is impaired, a quantitative test is performed. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying value. If the carrying value of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. The Company uses the DCF method to estimate the fair value of its trademarks and other intangible assets with indefinite lives. Trademark fair values are estimated under the relief from royalty income approach. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows, including consideration of related net sales growth rates, as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.
No material impairments were identified in fiscal year 2026. The results of the annual impairment reviews indicated that the Burt’s Bees indefinite-lived trademark, with a carrying value of $322 as of June 30, 2026, had 20% or less excess fair value over its carrying value. As such, the trademark is considered to have a heightened risk of impairment if any assumptions, estimates, or market factors unfavorably change in the future. If all other assumptions are held constant, an increase of 50 basis points in the weighted average cost of capital would result in the fair value of the asset relatively equaling its carrying value. The Company is closely monitoring any events, circumstances, or changes impacting this trademark that might imply a reduction in the estimated fair value and lead to an impairment.
Finite-Lived Intangible Assets
Finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant judgment by management, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and proceeds from the disposal of the assets. The Company reviews business plans for possible impairment indicators. The risk of impairment is initially assessed based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. The asset (or asset group) is not recoverable when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s (or asset group’s) carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF method or, if available, by reference to estimated selling values of assets in similar condition. These approaches require significant judgments in determining the assumptions utilized in the DCF or the selection of comparable assets, as applicable. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.
No material impairments for finite-lived intangible assets were identified in fiscal year 2026.
Income Taxes
The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.
The Company maintains valuation allowances when it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account many factors, including the specific tax jurisdiction, both historical and projected future earnings, carryback and carryforward periods and tax planning strategies. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Valuation allowances maintained by the Company primarily represent deferred tax assets arising from the Company’s currently anticipated inability to use federal and state capital losses generated by the divestitures of the Company's Argentina and Better Health VMS businesses in fiscal years 2024 and 2025, respectively (see Notes to Consolidated Financial Statements). Other valuation allowances relate to deferred tax assets for net operating losses and tax credits in certain foreign countries.
In addition to valuation allowances, the Company establishes uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards as defined by generally accepted accounting principles. These uncertain tax positions are adjusted as a result of changes in factors such as tax legislation, interpretations of laws by courts, rulings by tax authorities, new audit developments, changes in estimates and the expiration of the statute of limitations. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled. Many of the judgments made in adjusting uncertain tax positions involve assumptions and estimates regarding audit outcomes and the timing of audit settlements, which are often uncertain and subject to change.
Venture Agreement Terminal Obligation
The Company's Venture Agreement with P&G for the Company’s Glad bags and wraps business expired on January 31, 2026. As of June 30, 2025, P&G had a 20% interest in the venture.
The Venture Agreement, at its expiration, required the Company to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. As of June 30, 2025, the estimated fair value of P&G’s interest in the venture was $476, of which $501 was reflected in Accounts payable and accrued liabilities in the Company’s consolidated balance sheet.
On January 31, 2026, the Company and P&G agreed that the Company would purchase P&G’s 20% interest, which was paid in cash for $476 on March 2, 2026 and is reflected in Operating activities within the consolidated statement of cash flows.
The Company used the DCF method under the income approach to estimate the fair value of P&G’s interest. Under this approach, the Company estimated the future cash flows and discounted these cash flows at a rate of return that reflects its risk. The cash flows used were consistent with those the Company uses in its internal planning, which gave consideration to actual business trends experienced and the long-term business strategy. The other key assumptions and estimates used include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, discount rates, inflation and terminal growth rates. Fair value determination required significant judgment, assumptions and market factors which were uncertain and subject to change.
SUMMARY OF NON-GAAP FINANCIAL MEASURES
The non-GAAP financial measures that may be included in this MD&A and Exhibit 99.2 and the reasons management believes they are useful to investors are described below. These measures should be considered supplemental in nature and are not intended to be a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies.
Adjusted free cash flow is calculated as net cash provided by operations less capital expenditures and adjusted for significant one-time items in operating cash flows, such as the venture agreement payment. The Company’s management uses this measure and Adjusted free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and stock repurchases. Adjusted free cash flow does not represent cash available only for discretionary expenditures since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. Refer to “Adjusted free cash flow” and “Adjusted free cash flow as a percentage of net sales” above for a reconciliation of these non-GAAP measures.
EBIT represents earnings before income taxes, interest income and interest expense. EBIT margin is the ratio of EBIT to net sales. The Company’s management believes these measures provide useful additional information to investors to enhance their understanding about trends in the Company’s operations and are useful for period-over-period comparisons.
Adjusted earnings (losses) before interest and income taxes (adjusted EBIT) represents earnings (losses) before income taxes excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items impacting comparability). Due to the nature, scope and magnitude of these costs, the Company’s management believes presenting these costs as an adjustment in the non-GAAP results provides additional information to investors about trends in the Company’s operations. See below and Notes to Consolidated Financial Statements for additional information on these costs.
The Company uses this measure to assess the operating results and performance of its segments, monitor actual results as compared to plan, perform analytical comparisons, identify strategies to improve performance, and allocate resources to each segment. Management believes that the presentation of adjusted EBIT is useful to investors to assess operating performance on a consistent basis by removing the impact of the items that management believes does not directly reflect the performance of each segment's underlying operations and is useful for period over period comparisons. It also allows investors to view underlying operating results in the same manner as they are viewed by Company management. Adjusted EBIT margin is the ratio of adjusted EBIT to net sales.

	Reconciliation of earnings (losses) before income taxes to adjusted EBIT
	Fiscal year
	2026	2025
Earnings (losses) before income taxes	$791	$1,078
Interest income	(8)	(9)
Interest expense	130	88
Loss on divestiture (1)	—	118
Acquisition and integration costs (2)	58	—
Cyberattack costs, net of insurance recoveries (3)	—	(70)
Digital capabilities and productivity enhancements investment (4)	59	111
Adjusted EBIT	$1,030	$1,316
(1)Represents losses related to the divestitures of the Better Health VMS business in fiscal year 2025.
(2)Represents expenses related to the Company’s acquisition and integration of GOJO.
As a result of this transaction, various acquisition and integration-related costs related to the acquisition and efforts to integrate the recently acquired business to the Company’s systems and processes were and will be incurred. These costs include inventory step-up charges representing expense recognition of fair value adjustments in excess of the historical cost basis of inventory obtained through the acquisition, as well as direct acquisition transaction costs and legal-entity, operational, manufacturing, and information technology integration costs.
Due to the nature, scope and magnitude of these costs, the Company's management believes presenting these costs as an adjustment in the non-GAAP results provides additional information to investors about trends in the Company's operations and is useful for period over period comparisons. It also allows investors to view underlying operating results in the same manner as they are viewed by Company management.

(3)Represents incremental costs and insurance recoveries related to the cyberattack.
(4)Represents expenses related to the Company's digital capabilities and productivity enhancements investment.
Due to the nature, scope and magnitude of this investment, these costs are considered by management to represent incremental transformational costs above the historical normal level of spending for information technology to support operations. Since these strategic investments, including incremental operating costs, ceased at the end of the investment period, are not expected to recur in the foreseeable future and are not considered representative of the company's underlying operating performance, the company's management believes presenting these costs as an adjustment in the non-GAAP results provides additional information to investors about trends in the company's operations and is useful for period-over-period comparisons. It also allows investors to view underlying operating results in the same manner as they are viewed by company management.
Of the total investment, approximately 75% represented incremental operating costs primarily recorded within selling and administrative expenses to be adjusted from reported Earnings (losses) before income taxes for purposes of disclosing adjusted EBIT through fiscal year 2026. About 70% of these operating costs were related to the implementation of the ERP, with the remaining costs primarily related to the implementation of complementary technologies.
During the fiscal years ended June 30, 2026 and 2025, the Company incurred approximately $59 and $111, respectively, of operating expenses related to its digital capabilities and productivity enhancements investment. The expenses relate to the following:

	Fiscal year
	2026	2025
External consulting fees (1)	$46	$78
IT project personnel costs (2)	3	7
Other (3)	10	26
Total	$59	$111
(1)Comprised of third-party consulting fees incurred to assist in the project management and end-to-end systems integration of this transformative investment. The company relies on consultants for certain capabilities required for these programs that the company does not maintain internally. These costs support the implementation of these programs incremental to the company's normal IT costs and will not be incurred following implementation.
(2)Comprised of labor costs associated with internal IT project management teams that are utilized to oversee the new system implementations. Given the magnitude and transformative nature of the implementations planned, the necessary project management costs are incremental to the historical levels of spend and will no longer be incurred subsequent to implementation. As a result of this long-term strategic investment, the company considers these costs not reflective of the ongoing costs to operate its business.
(3)Comprised of various other expenses associated with the company’s new system implementations, including company personnel dedicated to the project that have been backfilled with either permanent or temporary resources in positions that are considered part of normal operating expenses.
Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. Refer to Exhibit 99.2 for a reconciliation of EP to earnings before income taxes.
Organic sales growth / (decrease) is defined as net sales growth / (decrease) excluding the effect of foreign exchange rate changes and any acquisitions or divestitures. Management believes that the presentation of organic sales growth / (decrease) is useful to investors because it excludes sales from any acquisitions or divestitures, which results in a comparison of sales only from the businesses that the Company was operating and expects to continue to operate throughout the relevant periods, and the Company’s estimate of the impact of foreign exchange rate changes, which are difficult to predict, and out of the control of the Company and management.

The following table provides a reconciliation of organic sales growth / (decrease) (non-GAAP) to net sales growth / (decrease) (GAAP), the most comparable GAAP measure:

	Year Ended June 30, 2026
	Percentage change versus the year-ago period
	Health and Wellness	Household	Lifestyle	International	Total Company (1)
Net sales growth / (decrease) (GAAP)	—%	(11)%	(14)%	5%	(5)%
Add: Foreign Exchange	—	—	—	(3)	—
Add/(Subtract): Divestitures/Acquisitions (2)	(8)	—	—	—	(3)
Organic sales growth / (decrease) (non-GAAP)	(8)%	(11)%	(14)%	2%	(8)%

(1)Total Company includes Corporate and Other. Corporate and Other includes the results of the Better Health VMS business through the date of divestiture.
(2)The divestiture/acquisition impact is calculated as net sales from the GOJO after the acquisition date in the current period and the Better Health VMS businesses after the sale date in the year-ago period.

CAUTIONARY STATEMENT
This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, regarding the Company's strategic transactions, including the acquisition and integration of GOJO (now operating as Clorox Purell), and any such forward-looking statements involve risks, assumptions and uncertainties. Except for historical information, statements about future volumes, sales, organic sales growth, foreign currencies, costs, cost savings, margins, earnings, earnings per share, including as a result of the Company's recent strategic transactions, diluted earnings per share, foreign currency exchange rates, tax rates, cash flows, plans, objectives, expectations, growth or profitability are forward-looking statements based on management’s estimates, beliefs, assumptions and projections. Words such as “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “predicts,” and variations on such words, and similar expressions that reflect the Company's current views with respect to future events and operational, economic and financial performance are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed. Important factors that could affect performance and cause results to differ materially from management’s expectations, are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report, as updated from time to time in the Company’s Securities and Exchange Commission (SEC) filings. These factors include, but are not limited to:
•the risks arising from the integration of the Clorox Purell business, including the ability to successfully integrate Clorox Purell’s operations, systems, controls, culture, customers, suppliers and personnel, and to realize the anticipated benefits and synergies of the acquisition, including cost savings and growth opportunities, when expected or at all; the risks of adapting to Clorox Purell’s business-to-business (B2B) operating model, including differences in distribution channels, go-to-market strategies, margin profiles and customer requirements, increased exposure to customer concentration and consolidation among distributors, group purchasing organizations, health systems and other institutional customers in B2B channels, and potential channel conflict with the Company’s consumer business; the risk of increased regulatory exposure resulting from Clorox Purell’s portfolio of products subject to U.S. Food and Drug Administration oversight, including products regulated as cosmetics and over-the-counter drugs; the risk of unexpected costs, expenses or litigation resulting from the acquisition; the risk of impairment charges related to intangible assets acquired in connection with the GOJO acquisition; the risks related to disruption of the Company’s ongoing business operations and diversion of management time and resources; the risk that the acquisition may have an adverse effect on the Company’s ability to retain key personnel, customers and suppliers;
•unfavorable general economic and geopolitical conditions beyond the Company’s control, including inflation, supply chain disruptions, labor shortages, wage pressures, fuel and energy costs, interest rate fluctuations, foreign currency exchange rate fluctuations, weather events or natural disasters, disease outbreaks or pandemics, terrorism, and unstable geopolitical conditions, including active armed conflicts and military hostilities in the Middle East, such as the ongoing conflict involving Iran, and rising tensions in various parts of the world, as well as macroeconomic and geopolitical volatility and uncertainty resulting from a number of these and other factors, such as actual and potential shifts in U.S. and foreign trade policies and agreements, escalating trade tensions between the U.S. and its trading partners, especially China, the potential expansion of sanctions regimes, and disruptions to global markets or transportation routes, particularly due to the imposition of U.S. and retaliatory tariffs;
•the impact of market and category declines, and the Company's product and geographic mix on its ability to meet sales growth targets;
•risks relating to acquisitions, joint ventures, new venture investments and divestitures, and associated costs, including asset impairment charges related to, among others, intangible assets, trademarks and goodwill, integration costs and potential contingent liabilities related to those transactions;
•the Company’s ability to successfully execute or realize the anticipated benefits of its strategic or transformational initiatives, including its completed ERP implementation and post-implementation stabilization as well as the shift towards a simplified operating structure;
•the impact of the changing retail environment, including the growth of alternative retail channels and business models, the increasing use of artificial intelligence by discovery and retailer platforms, and changing consumer preferences;
•intense competition in the Company’s markets;
•volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services;

•risks related to supply chain issues, product shortages and disruptions to the business, as a result of increased supply chain dependencies due to an expanded supplier network and a reliance on certain single-source suppliers;
•risks related to the Company’s use of and reliance on information technology systems, including potential and actual security breaches, cyberattacks, privacy breaches or data breaches, including as a result of the increasing use of artificial intelligence by threat actors, that result in the unauthorized disclosure of consumer, customer, employee or Company information, business, service or operational disruptions, or that impact the Company's financial results or financial reporting, or any resulting unfavorable outcomes, increased costs or legal proceedings;
•the ability of the Company to innovate, including to deliver product superiority across performance, value, packaging and brand experience, and to develop and introduce commercially successful products, or expand into adjacent categories and countries;
•the ability of the Company to successfully manage global political, legal, tax and regulatory risks, including due to regulatory uncertainty and lack of regulatory convergence among different jurisdictions;
•lower revenue, increased costs, other financial statement impacts or reputational harm resulting from government actions, compliance with regulations, or any material costs imposed by changes in regulation;
•the Company’s ability to maintain its business reputation and the reputation of its brands and products;
•dependence on key customers and risks related to customer consolidation and ordering patterns;
•the Company’s ability to attract and retain key personnel, which may continue to be impacted by challenges in the labor market, such as increasing labor costs and sustained labor shortages, as well as the Company's ability to manage leadership transitions, including the previously announced CEO succession, and retain and integrate key employees of acquired businesses;
•changes to the Company's processes and procedures as a result of its digital capabilities and productivity enhancements, its increasing use of emerging technologies such as artificial intelligence, and the integration of acquired businesses (including Clorox Purell) that may result in changes to the Company's internal controls over financial reporting;
•risks related to the Company’s continued operation of the Glad business;
•risks related to international operations and international trade, including changing macroeconomic conditions as a result of inflation, volatile commodity prices and increases in raw and packaging materials prices, labor, energy and logistics; global economic or political instability; foreign currency fluctuations, such as devaluations, and foreign currency exchange rate controls; changes in governmental policies, including trade policy and tariffs, travel or immigration restrictions, new or additional tariffs, and price or other controls; labor claims and civil unrest; potential operational or supply chain disruptions from wars and military conflicts, including active armed conflicts and military hostilities in the Middle East, such as the ongoing conflict involving Iran, and/or Ukraine and rising tensions in various parts of the world, such as between China and Taiwan; potential negative impact and liabilities from the use, storage and transportation of chlorine in certain international markets where chlorine is used in the production of bleach; widespread health emergencies; and the possibility of nationalization, expropriation of assets or other government action or inaction, including the impacts of any prolonged U.S. government shutdown;
•the impact of climate change and other sustainability issues on sales, operating costs, reputation or stakeholder relationships;
•the impact of product liability claims, labor claims and other legal, governmental or tax proceedings, including in foreign jurisdictions and in connection with any product recalls;
•the accuracy of the Company’s estimates and assumptions on which its financial projections, including any sales or earnings guidance or outlook it may provide from time to time, are based;
•risks related to the Company's reliance on third-party service providers, including inability to meet cost savings or efficiencies, business or systems disruptions, and other liabilities, including legal or regulatory risk;
•environmental matters, including costs associated with the remediation and monitoring of past contamination, and possible increases in costs resulting from actions by relevant regulators, and the handling and/or transportation of hazardous substances;

•the Company’s ability to effectively utilize, assert and defend its intellectual property rights, and any infringement or claimed infringement by the Company of third-party intellectual property rights;
•the effect of the Company’s indebtedness and credit ratings, including increased indebtedness resulting from the GOJO acquisition and Glad joint venture buyout and the recent downgrade of the Company's long-term credit rating by S&P Global Ratings, on its business operations and financial results and the Company’s ability to access capital markets and other funding sources, as well as the cost of capital to the Company;
•the Company’s ability to pay and declare dividends or repurchase its stock in the future; and
•the impacts of potential stockholder activism.
The Company’s forward-looking statements in this Report are based on management’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.
In this Report, unless the context requires otherwise, the terms “the Company,” “Clorox,” “we,” “us,” and “our” refer to The Clorox Company and its subsidiaries.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
In April 2026, the Company completed its acquisition of GOJO. The Company is in the process of integrating GOJO into its operations and internal control processes. Management has excluded GOJO from its assessment of internal control over financial reporting as of June 30, 2026 in accordance with SEC guidance permitting management to exclude recently acquired businesses from management's report on internal control over financial reporting, not to exceed one year from the date of acquisition. GOJO, which is included in the consolidated financial statements, constituted approximately $2,370 of Total assets as of June 30, 2026 and $211 and $6 of Net sales and Net earnings attributable to Clorox, respectively, for the year ended June 30, 2026.
Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework published in 2013. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026, and concluded that it is effective.
The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Clorox Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of The Clorox Company (the Company) as of June 30, 2026 and 2025, the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated August 7, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combination – Valuation of intangible assets
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company completed the acquisition of GOJO Industries, Inc. during fiscal year 2026 for total net consideration of $2,147 million. In connection with this acquisition, management recognized customer relationships and indefinite-lived trademark intangible assets of $1,012 million. The valuation of the customer relationships and indefinite-lived trademark intangible assets is complex and judgmental due to the use of subjective assumptions in the valuation models used by management when determining their estimated fair value. In particular, the fair value estimates for the acquired assets are sensitive to changes in assumptions for revenue growth and discount rates.

Auditing management’s valuation of customer relationship and indefinite-lived trademark intangibles is complex due to the auditor judgment required to evaluate management’s assumptions used in determining the fair value of these assets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the determination of the fair value of customer relationship and indefinite-lived trademark intangible assets. This included controls over management’s development of the assumptions described above.

To test the estimated fair value of the customer relationship and indefinite-lived trademark intangible assets, we performed audit procedures that included, among others, evaluating the significant assumptions used by the Company to develop the forecasted revenue growth rates and discount rate, including validating the completeness and accuracy of the underlying data supporting the assumptions and estimates. We performed sensitivity analyses to evaluate the changes in the fair value of the assets that would result from changes in the assumptions and compared the more sensitive significant assumptions used by management to current industry and competitor data, and to the historical results of the acquired business. In addition, we involved a valuation specialist to assist in our evaluation of the methodology used by the Company and the significant assumptions, including discount rate, underlying the fair value estimates.

/s/Ernst & Young LLP
We have served as the Company’s auditor since 2003.
San Francisco, California
August 7, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Clorox Company
Opinion on Internal Control Over Financial Reporting
We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Clorox Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on the COSO criteria.
As indicated in the accompanying management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GOJO Industries, Inc., which is included in the 2026 consolidated financial statements of the Company and constituted 30% of total assets as of June 30, 2026 and 3% and 1% of net sales and net earnings attributable to Clorox, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of GOJO Industries, Inc.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2026 and 2025, the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, and the related notes and our report dated August 7, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/Ernst & Young LLP
San Francisco, California
August 7, 2026

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company
Years ended June 30

Dollars in millions, except per share data	2026	2025	2024
Net sales	$6,720	$7,104	$7,093
Cost of products sold	3,876	3,891	4,045
Gross profit	2,844	3,213	3,048
Selling and administrative expenses	1,066	1,124	1,167
Advertising costs	749	770	832
Research and development costs	116	121	126
Loss on divestiture	—	118	240
Pension settlement charge	—	—	171
Interest expense	130	88	90
Other (income) expense, net	(8)	(86)	24
Earnings before income taxes	791	1,078	398
Income taxes	190	254	106
Net earnings	601	824	292
Less: Net earnings attributable to noncontrolling interests	14	14	12
Net earnings attributable to Clorox	$587	$810	$280
Net earnings per share attributable to Clorox
Basic net earnings per share	$4.82	$6.56	$2.26
Diluted net earnings per share	$4.81	$6.52	$2.25
Weighted average shares outstanding (in thousands)
Basic	121,775	123,525	124,174
Diluted	122,132	124,287	124,804

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
The Clorox Company

Years ended June 30
Dollars in millions	2026	2025	2024
Net earnings	$601	$824	$292
Other comprehensive (loss) income:
Foreign currency adjustments, net of tax	3	6	206
Net unrealized gains (losses) on derivatives, net of tax	(3)	(8)	(14)
Pension and postretirement benefit adjustments, net of tax	—	—	146
Total other comprehensive (loss) income, net of tax	—	(2)	338
Comprehensive income	601	822	630
Less: Total comprehensive income attributable to noncontrolling interests	14	14	12
Total comprehensive income attributable to Clorox	$587	$808	$618

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30
Dollars in millions, except per share data	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$143	$167
Receivables, net	791	821
Inventories, net	777	523
Prepaid expenses and other current assets	113	97
Total current assets	1,824	1,608
Property, plant and equipment, net	1,512	1,267
Operating lease right-of-use assets	401	333
Goodwill	1,945	1,229
Trademarks, net	989	502
Other intangible assets, net	606	64
Other assets	517	558
Total assets	$7,794	$5,561
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$1,086	$4
Current maturities of long-term debt	1	—
Current operating lease liabilities	86	87
Accounts payable and accrued liabilities	1,600	1,828
Total current liabilities	2,773	1,919
Long-term debt	3,981	2,484
Long-term operating lease liabilities	366	305
Other liabilities	405	351
Deferred income taxes	17	20
Total liabilities	7,542	5,079
Commitments and contingencies
Stockholders’ equity
Preferred stock: $1.00 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock: $1.00 par value; 750,000,000 shares authorized; 130,741,461 shares issued as of June 30, 2026 and 2025; and 120,926,454 and 122,694,263 shares outstanding as of June 30, 2026 and 2025, respectively	131	131
Additional paid-in capital	1,312	1,319
Retained earnings	386	432
Treasury stock, at cost: 9,815,007 and 8,047,198 shares as of June 30, 2026 and 2025, respectively	(1,582)	(1,404)
Accumulated other comprehensive net (loss) income	(157)	(157)
Total Clorox stockholders’ equity	90	321
Noncontrolling interests	162	161
Total stockholders’ equity	252	482
Total liabilities and stockholders’ equity	$7,794	$5,561

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
The Clorox Company

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Net (Loss) Income	Noncontrolling interests	Total Stockholders' Equity
(Dollars in millions except per share data; shares in thousands)	Amount	Shares			Amount	Shares
Balance as of June 30, 2023	$131	130,741	$1,245	$583	$(1,246)	(6,921)	$(493)	$168	$388
Net earnings	—	—	—	280	—	—	—	12	292
Other comprehensive income (loss)	—	—	—	—	—	—	338	—	338
Dividends ($4.80 per share declared)	—	—	—	(600)	—	—	—	—	(600)
Dividends to non-controlling interests	—	—	—	—	—	—	—	(16)	(16)
Stock-based compensation	—	—	74	—	—	—	—	—	74
Other employee stock plan activities	—	—	(31)	(13)	60	381	—	—	16
Balance as of June 30, 2024	131	130,741	1,288	250	(1,186)	(6,540)	(155)	164	492
Net earnings	—	—	—	810	—	—	—	14	824
Other comprehensive (loss) income	—	—	—	—	—	—	(2)	—	(2)
Dividends ($4.88 per share declared)	—	—	—	(609)	—	—	—	—	(609)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	(17)	(17)
Stock-based compensation	—	—	81	—	—	—	—	—	81
Other employee stock plan activities	—	—	(50)	(19)	114	753	—	—	45
Treasury stock purchased	—	—	—	—	(332)	(2,260)	—	—	(332)
Balance as of June 30, 2025	131	130,741	1,319	432	(1,404)	(8,047)	(157)	161	482
Net earnings	—	—	—	587	—	—	—	14	601
Other comprehensive (loss) income	—	—	—	—	—	—	—	—	—
Dividends ($4.96 per share declared)	—	—	—	(608)	—	—	—	—	(608)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	(16)	(16)
Business combinations including purchase accounting adjustments	—	—	—	—	—	—	—	3	3
Stock-based compensation	—	—	48	—	—	—	—	—	48
Other employee stock plan activities	—	—	(55)	(25)	80	389	—	—	—
Treasury stock purchased	—	—	—	—	(258)	(2,157)	—	—	(258)
Balance as of June 30, 2026	$131	130,741	$1,312	$386	$(1,582)	(9,815)	$(157)	$162	$252

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30
Dollars in millions	2026	2025	2024
Operating activities:
Net earnings	$601	$824	$292
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	247	219	235
Stock-based compensation	48	81	74
Deferred income taxes	81	(18)	(100)
Venture agreement payment	(476)	—	—
Loss on divestiture	—	112	238
Pension settlement charge	—	—	171
Other	(7)	(26)	26
Changes in:
Receivables, net	151	(145)	(34)
Inventories, net	(71)	63	55
Prepaid expenses and other current assets	2	(9)	25
Accounts payable and accrued liabilities	38	(124)	(140)
Operating lease right-of-use assets and liabilities, net	(4)	2	—
Income taxes payable/prepaid	2	2	(147)
Net cash provided by operations	612	981	695
Investing activities:
Capital expenditures	(207)	(220)	(212)
Business acquired, net of cash acquired	(2,104)	—	—
Proceeds from divestiture, net of cash divested	—	128	17
Other	10	(2)	20
Net cash used for investing activities	(2,301)	(94)	(175)
Financing activities:
Notes and loans payable, net	1,078	—	(45)
Debt borrowings, net of issuance costs paid	2,737	—	—
Debt repayments	(1,250)	—	—
Treasury stock purchased	(256)	(332)	—
Cash dividends paid to Clorox stockholders	(602)	(602)	(595)
Cash dividends paid to noncontrolling interests	(16)	(16)	(16)
Issuance of common stock for employee stock plans and other	(23)	26	1
Net cash provided by (used for) financing activities	1,668	(924)	(655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2)	—	(26)
Net increase (decrease) in cash, cash equivalents and restricted cash	(23)	(37)	(161)
Cash, cash equivalents and restricted cash:
Beginning of year	170	207	368
End of year	$147	$170	$207
Supplemental cash flow information:
Interest paid	$122	$97	$102
Income taxes paid, net of refunds	104	264	347
Noncash financing activities:
Cash dividends declared and accrued, but not paid	16	16	16

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share data)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Basis of Presentation
The Company is principally engaged in the production, marketing and sale of consumer products through mass retailers, grocery outlets, warehouse clubs, dollar stores, home hardware centers, drug, pet and military stores, third-party and owned e-commerce channels, and distributors. The consolidated financial statements include the statements of the Company and its wholly owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Percentage and basis point calculations are based on rounded numbers, except for per share data and the effective tax rate.
Use of Estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to reach opinions as to estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgments include, among others, assumptions pertaining to accruals for consumer and trade promotion programs, future cash flows associated with impairment testing of goodwill and other long-lived assets, uncertain tax positions, tax valuation allowances, valuation of assets acquired and liabilities assumed in connection with a business combination, the valuation of the Venture Agreement terminal obligation prior to its expiration, stock-based compensation, retirement income plans and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.
Cash, Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid interest-bearing accounts, time deposits held by financial institutions and money market funds with an initial maturity at purchase of 90 days or less. The fair value of cash and cash equivalents approximates the carrying amount.
The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional withholding tax costs in certain foreign jurisdictions. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books in their functional currency, and the impact on such balances from foreign currency exchange rate differences is recorded in Other (income) expense, net.
As of June 30, 2026, 2025, 2024 and 2023, the Company had $4, $3, $5 and $1 of restricted cash, respectively, which was included in Prepaid expenses and other current assets and Other assets.
Inventories
The Company values its inventories using both the First-In, First-Out (FIFO) and the Last-In, First-Out (LIFO) methods. The FIFO inventory is stated at the lower of cost or net realizable value, which includes any costs to sell or dispose. In addition, appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value. The LIFO inventory is stated at the lower of cost or market.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Property, Plant and Equipment and Finite-Lived Intangible Assets
Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are primarily calculated by the straight-line method using the estimated useful lives or lives determined by reference to the related lease contract in the case of leasehold improvements. The table below provides estimated useful lives of property, plant and equipment by asset classification.

Estimated Useful Lives
Buildings and leasehold improvements	5 - 40 years
Land improvements	10 - 30 years
Machinery and equipment	3 - 15 years
Computer equipment	3 - 5 years
Capitalized software costs	3 - 7 years
Finite-lived intangible assets are amortized over their estimated useful lives, which range from 7 to 30 years.
Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be fully recoverable. The risk of impairment is initially assessed based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset (or asset group) exceeds the estimated future undiscounted cash flows generated by the asset (or asset group). When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset (or asset group) and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.
Capitalization of Software Costs
The Company capitalizes certain qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees during the application development stage. Internal and external costs incurred during the preliminary project stage and post implementation-operation stage, mainly training and maintenance costs, are expensed as incurred. Once the application is substantially complete and ready for its intended use, qualifying costs are amortized on a straight-line basis over the software’s estimated useful life. Capitalized internal use software is included in Property, plant and equipment. Capitalized software as a service is included in Prepaid expenses and other current assets or Other assets and is amortized using the straight-line method over the term of the hosting arrangement which is typically no greater than 10 years.
Business Combinations
The Company records acquired businesses within the consolidated financial statements using the acquisition method prospectively from the acquisition date. Under the acquisition method, once control is obtained, assets acquired and liabilities assumed are recorded at their respective fair values on the acquisition date. The Company’s estimates of fair value are inherently uncertain and subject to refinement. The excess of the total of the purchase consideration over the identifiable assets acquired and liabilities assumed is recorded as goodwill. Measurement period adjustments to the fair values of the identifiable assets acquired and liabilities assumed with the corresponding offset to goodwill, if applicable, are applied in the reporting period in which the adjustment amounts are determined based on new information obtained during the measurement period. Transaction expenses are recognized separately from the business combination and are expensed as incurred.
Impairment Review of Goodwill and Indefinite-Lived Intangible Assets
The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually for impairment in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.
With respect to goodwill, the Company has the option to first assess qualitative factors, such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over carrying value from a previous period’s impairment testing, other reporting unit specific operating results, microeconomic and macroeconomic factors, as well as new events and circumstances impacting the operations at the reporting unit level. The Company operates through strategic business units (SBUs) that are organized into the reporting units used for goodwill impairment testing purposes. These reporting units are the level at which discrete financial information is available and reviewed by the manager of the respective operating segments. Where applicable, two or more components of an operating segment were aggregated and deemed a single reporting unit if the components had similar economic characteristics. The respective operating segment managers, who have responsibility for operating decisions,

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
allocating resources and assessing performance within their respective segments, do not review financial information for components that are below the reporting unit level. If the result of a qualitative assessment indicates that it is more likely than not that a reporting unit is impaired, a quantitative test is performed. In the quantitative test, the Company compares the estimated fair value of the reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit.
To determine the fair value of a reporting unit as part of its quantitative test, the Company uses the discounted cash flow (DCF) method under the income approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of its future earnings and cash flows. Under this approach, which requires significant judgments, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Changes in such estimates or the application of alternative assumptions could produce different results.
For trademarks and other intangible assets with indefinite lives, the Company has the option to first assess qualitative factors, such as the maturity and stability of the trademark or other intangible asset, the magnitude of the excess fair value over carrying value from a prior period’s impairment testing, other specific operating results, as well as new events and circumstances impacting the significant inputs used to determine the fair value of the intangible asset. If the result of a qualitative assessment indicates that it is more likely than not that the asset is impaired, a quantitative test is performed. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying value. If the carrying value of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. The Company uses the DCF method to estimate the fair value of its trademarks and other intangible assets with indefinite lives. Trademark fair values are estimated under the relief from royalty income approach. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows, including consideration of related net sales growth rates, as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.
Leases
The Company determines whether an arrangement contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration and other facts and circumstances. Right-of-use (ROU) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date and initial direct costs incurred by the Company and excludes any lease incentives received from the lessor. The Company reviews ROU assets for impairment consistent with the approach applied for its other long-lived assets. Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The lease term may include an option to extend or terminate the lease when it is reasonably certain that the Company will exercise that option as of the commencement date of the lease and is reviewed in subsequent periods if a triggering event occurs. As the Company’s leases typically do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability using its incremental borrowing rate at the lease commencement date based on the lease term and the currency of the lease on a collateralized basis. Variable lease payments are the portion of lease payments that are not fixed over the lease term. Variable lease payments are expensed as incurred, and include certain non-lease components, such as maintenance and other services provided by the lessor, and other charges included in the lease, as applicable. The Company elected to combine lease and non-lease components as a single lease component and to exclude short-term leases, defined as leases with an initial term of 12 months or less, from its consolidated balance sheet.
Restructuring Liabilities
The Company incurs restructuring costs in connection with workforce reductions; consolidation or closure of a facility; sale or termination of a line of business; and other actions. Such costs include employee termination benefits (one-time arrangements and benefits attributable to prior service), termination of contractual obligations, noncash asset charges and other direct incremental costs.
The Company records employee termination liabilities once they are both probable and estimable for severance provided under the Company’s existing severance policy. Employee termination liabilities outside of the Company’s existing severance policy are recognized at the time relevant employees are notified, unless the employees will be retained to render service beyond a

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
minimum retention period for transition purposes, in which case the liability is recognized ratably over the future service period. Other costs associated with a restructuring plan or exit or disposal activities, such as consulting and professional fees, facility exit costs, employee relocation, outplacement costs, accelerated depreciation or asset impairments associated with a restructuring plan, are recognized in the period in which the liability is incurred or the asset is impaired.
Stock-based Compensation
The Company grants various nonqualified stock-based compensation awards to eligible employees, including stock options, restricted stock awards and performance shares.
For stock options, the Company estimates the fair value of each award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping. The total number of stock options expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the requisite service period, adjusted for estimated forfeitures.
For restricted stock awards, the fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. Restricted stock awardees also receive dividend equivalent shares earned during the vesting period, upon vesting. Forfeitures are estimated based on historical data. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the requisite service period, adjusted for estimated forfeitures.
The Company’s performance shares provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The number of shares issued is dependent upon the achievement of specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. Performance share awardees also receive dividend equivalent shares earned during the vesting period, upon vesting. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and management’s assessment of the probability that performance goals will be achieved. A cumulative adjustment is recognized to compensation expense in the current period to reflect any changes in the probability of achievement of performance goals.
Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based payment arrangements (excess tax benefits) are classified as operating cash inflows.
Employee Benefits
The Company accounts for its retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives or expected lifetime (for frozen plans) of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their employment period on a relatively “smooth” basis and, therefore, the statements of earnings effects of retirement income and retirement health care plans are recognized in the same pattern. One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The expected return on plan assets may result in recognized expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period or expected lifetime (for frozen plans) of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to the Company’s net periodic benefit cost. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.
The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that includes medical, dental, vision, life and other benefits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Environmental Costs
The Company is involved in certain environmental remediation and ongoing compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and based upon a reasonable estimate of the liability. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental conditions. The accrual for environmental matters is included in Accounts payable and accrued liabilities and Other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to uncertainty regarding the timing of future payments.
Revenue Recognition
The Company’s revenue is primarily generated from the sale of finished products to customers. Revenue is recognized at the point in time when performance obligations under the terms of customer contracts are satisfied, which is when ownership, risks and rewards transfer, and can be on the date of shipment or the date of receipt by the customer, depending upon the particular customer arrangement. Shipping and handling activities are accounted for as contract fulfillment costs and included within Cost of products sold. After the completion of the performance obligation, there is an unconditional right to consideration as outlined in the contract. A right is considered unconditional if nothing other than the passage of time is required before payment of that consideration is due. The Company typically collects its customer receivables within two months. All performance obligations under the terms of contracts with customers have an original duration of one year or less.
The Company has trade promotion programs, which primarily include shelf price reductions, in-store merchandising and consumer coupons. The costs of such activities, defined as variable consideration under Accounting Standards Codification 606, “Revenue from Contracts with Customers,” are netted against sales and recorded when the related sales take place. Accruals for trade promotion programs are established based on the Company’s best estimate of the amounts necessary to settle existing and future obligations for products sold as of the balance sheet date. Amounts accrued for trade promotions are based on various factors such as contractual terms and sales volumes, and also incorporate estimates that include customer participation rates, the rate at which customers will achieve program performance criteria, product availability and historical consumer redemption rates.
The Company provides an allowance for doubtful accounts based on its historical experience and ongoing assessment of its customers’ credit risk and aging. Customer receivables are presented net of an allowance for doubtful accounts of $10 and $6 as of June 30, 2026 and 2025, respectively. Receivables, net, include non-customer receivables of $22 and $16 as of June 30, 2026 and 2025, respectively, and related allowance of $0 as of both June 30, 2026 and 2025.
Cost of Products Sold
Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract manufacturing fees, shipping and handling, customs and duties, warehousing, package design, depreciation, amortization, direct and indirect labor and operating costs for the Company’s manufacturing and distribution facilities, including salary, benefit costs and incentive compensation, and royalties and other charges related to the Company’s Glad Venture Agreement (see Note 9).
Costs associated with developing and designing new packaging, including design, artwork, films and labeling, are expensed as incurred and included within Cost of products sold.
Selling and Administrative Expenses
Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services and other operating costs (such as software and licensing costs) associated with the Company’s non-manufacturing, non-research and development operations.
Advertising and Research and Development Costs
The Company expenses advertising and research and development costs in the period incurred.
Income Taxes
The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
tax basis. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.
Foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. The Company regularly reviews and assesses whether there are any changes to its indefinite reinvestment assertion and determined that none of the undistributed earnings of its foreign subsidiaries are indefinitely reinvested. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable.
The Company accounts for the tax on global intangible low-taxed income (GILTI) as a period cost.
Foreign Currency Transactions and Translation
Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of Other (income) expense, net. In addition, certain assets and liabilities denominated in currencies other than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in Other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expenses are translated at the respective average monthly exchange rates during the year.
Gains and losses on foreign currency translations are reported as a component of Other comprehensive (loss) income. The income tax effect of currency translation adjustments is recorded as a component of deferred taxes with an offset to Other comprehensive (loss) income where appropriate.
Effective July 1, 2018, under the requirements of U.S. GAAP, Argentina was designated as a highly inflationary economy, since it experienced cumulative inflation of approximately 100 percent or more over a three-year period. As a result, beginning July 1, 2018, the U.S. dollar replaced the Argentine peso as the functional currency of the Company’s subsidiaries in Argentina (collectively, “Clorox Argentina”). Consequently, gains and losses from non-U.S. dollar denominated monetary assets and liabilities for Clorox Argentina prior to divestment in fiscal year 2024 were recognized in Other (income) expense, net in the consolidated statements of earnings.
Derivative Instruments
The Company’s use of derivative instruments, principally exchange-traded futures and options contracts, and over-the counter swaps and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in commodity prices, foreign currencies and interest rates. The Company’s contracts are hedges for transactions with notional amounts and periods consistent with the related exposures and do not constitute investments independent of these exposures.
The changes in the fair value (i.e., gains or losses) of a derivative instrument are recorded as either assets or liabilities in the consolidated balance sheets with an offset to Net earnings or Other comprehensive (loss) income depending on whether, for accounting purposes, it has been designated and qualifies as an accounting hedge and, if so, on the type of hedging relationship. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity futures, options and swaps contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory and interest rate contracts for forecasted interest payments as cash flow hedges. During the fiscal years ended June 30, 2026, 2025 and 2024, the Company had no hedging instruments designated as fair value hedges.
For derivative instruments designated and qualifying as cash flow hedges, gains or losses are reported as a component of Other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value in the consolidated statements of earnings in the current period. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recently Issued Accounting Standards
Recently Issued Accounting Standards Not Yet Adopted
In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2025-06, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06)”, which modernizes the accounting for internal-use software to current development practices, clarifies when to begin capitalizing costs and enhances disclosure requirements. The ASU is effective for annual reporting periods beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, “Income Statement Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” These amendments primarily require enhanced quantitative and qualitative disclosures in the notes to the financial statements for specific expense categories underlying the expenses presented on the income statement. These amendments are to be applied prospectively to financial statements issued after the effective date or retrospectively to any or all periods presented in the financial statements. Early adoption is permitted. The standard will be effective for annual periods beginning after December 15, 2026, and subsequent interim periods. The Company is currently evaluating the impact that the adoption of this guidance will have on the Company’s disclosures.
Recently Adopted Accounting Standards
In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” These amendments primarily require enhanced disclosures and disaggregation of income tax information by jurisdiction in the annual income tax reconciliation and quantitative and qualitative disclosures regarding income taxes paid. These amendments are to be applied prospectively, with the option to apply the standard retrospectively, for annual periods beginning after December 15, 2024. The Company adopted the standard prospectively in the fourth quarter of fiscal year 2026.
In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” These amendments primarily require enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. These amendments are to be applied retrospectively for all periods presented in the financial statements and are effective for the annual period beginning July 1, 2024 and interim periods beginning July 1, 2025. The Company adopted the standard in the fourth quarter of fiscal year 2025 and has applied the provisions to each period presented in the consolidated financial statements.
NOTE 2. BUSINESS ACQUIRED
On April 1, 2026, the Company completed the acquisition of GOJO Industries, Inc. (GOJO), makers of Purell and a leader of skin health and hygiene solutions. The Company acquired all of the issued and outstanding membership interests of GOJO, which is based in northeast Ohio. The acquisition reflects the Company's strategy to expand its position in health and hygiene and accelerate profitable growth. The acquired business now operates as Clorox Purell and is included within the Professional Products operating segment.
The acquisition was completed for cash consideration of approximately $2,147, which includes post-closing working capital and other adjustments, and was funded through commercial paper borrowings and new debt. See Note 11 for additional details.
The GOJO acquisition was accounted for as a business combination under the acquisition method of accounting. The purchase consideration was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date, with the excess allocated to goodwill. This allocation was performed based on information available at the acquisition date and is subject to change during the measurement period not to exceed one year. Clorox Purell's operating results and all of the goodwill derived from the acquisition are included within the Health and Wellness reportable segment. The goodwill derived from this acquisition is expected to be deductible for tax purposes. The goodwill represents expected synergies from complementary expertise and business-to-business capabilities as well as both near-term and long-term strategic value to the Company.
The purchase consideration recorded as of June 30, 2026 includes an estimate of the contractual net working capital adjustment. The net working capital adjustment has not yet been finalized and, therefore, consideration transferred, goodwill, and working capital amounts remain provisional. The Company expects to finalize these amounts during the measurement period.

NOTE 2. BUSINESS ACQUIRED (Continued)
The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed as of the acquisition date.

Initial Allocation
Assets acquired:
Cash and cash equivalents	$44
Receivables, net	113
Inventories, net	183
Prepaid expenses and other current assets	13
Property, plant and equipment, net	259
Operating lease right-of-use-assets	6
Goodwill	717
Trademarks, net	487
Other intangible assets, net	569
Other assets (non-current)	43
Total assets acquired	$2,434
Liabilities assumed:
Accounts payable and accrued liabilities	$227
Current operating lease liabilities	3
Income taxes payable	2
Current maturities of long-term debt	2
Long-term debt	6
Long-term operating lease liabilities	2
Other liabilities (non-current)	42
Total liabilities assumed	$284
Less: Noncontrolling interests	(3)
Purchase consideration	$2,147

Trademarks acquired include $465 assigned an indefinite useful life and $22 assigned a useful life of 15 years. Acquired intangible assets included in Other intangible assets, net are made up of customer relationships valued at $547 and assigned a useful life of 20 years and developed technology valued at $22 and assigned a useful life of 7 years.
For fiscal year 2026, the Company recognized $211 of Net sales and $6 of Net earnings attributable to Clorox from GOJO from the acquisition date through June 30, 2026.
Pro Forma Financial Information
The following supplemental unaudited pro forma information gives effect to the GOJO acquisition as though it had occurred on July 1, 2024. The pro forma information reflects certain adjustments to net earnings to conform to this hypothetical acquisition date. Adjustments, which are directly attributable to the acquisition and factually supportable, include, but are not limited to:
•Excluded charges of $29 recognized in cost of products sold from fiscal year 2026, and added $39 of such charges to fiscal year 2025, representing expense recognition of inventory fair value adjustments in excess of the historical cost basis;
•Added interest expense of $81 and $113 to fiscal years 2026 and 2025, respectively, related to debt incurred to fund the acquisition assuming no deleveraging;
•Excluded transaction costs of $29 primarily recognized in selling and administrative expenses from fiscal year 2026 and added $22 of such costs to fiscal year 2025 to reflect the hypothetical timing of the pro forma acquisition date;
•Applied an effective tax rate of approximately 24% to the net impact of all adjustments in both fiscal years 2026 and 2025.

NOTE 2. BUSINESS ACQUIRED (Continued)

Pro Forma (unaudited)	2026	2025
Net sales	$7,331	$7,882
Net earnings attributable to Clorox	625	715
The supplemental unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition occurred on the date indicated, nor is it necessarily indicative of future results. The pro forma information does not reflect any operating efficiencies, cost savings, or other synergies that may result from the acquisition.
NOTE 3. DIVESTITURES
Divestiture of Better Health Vitamins, Minerals and Supplements (VMS) Business
On September 10, 2024, the Company completed the divestiture of its Better Health VMS business in its entirety to an affiliate of Piping Rock Health Products, LLC. The divested business includes the Natural Vitality, NeoCell, Rainbow Light and RenewLife brands, relevant trademarks and licenses, and associated manufacturing and distribution facilities in Sunrise, Florida. The transaction reflects the Company’s commitment to continue evolving its portfolio to reduce volatility and accelerate sales growth, as well as structurally improve its margin, in service of driving more consistent and profitable growth over time. The transaction was executed pursuant to a purchase agreement. As a result of the transaction, the Company recorded an after tax loss of $118 during fiscal year 2025.
The major classes of assets and liabilities of the Better Health VMS business divested as of September 10, 2024 were as follows:

Divestiture
Working capital	$41
Property, plant and equipment, net	59
Trademarks, net	37
Other intangible assets, net	58
Other assets (1)	45
Other liabilities	(1)
Net assets divested	$239
(1) Includes net deferred tax assets of $45.
The following table presents net sales of the Better Health VMS business, which includes the financial results up to September 10, 2024, the date of sale, for fiscal years ended June 30:

	2025	2024
Net sales	$38	$221
Divestiture of Argentina Business
On March 20, 2024, the Company completed the sale of its Argentina business, which consisted of two production plants in Argentina as well as the rights to the Company’s brands in Argentina, Uruguay and Paraguay, to Apex Capital and an investment group. The transaction is in support of the Company’s IGNITE strategy and the commitment to evolve the Company’s portfolio to increase focus on its core business to drive more consistent, profitable growth.
The transaction was executed pursuant to a stock purchase agreement, which covered all the outstanding stock of the Clorox Argentina S.A. and Clorox Uruguay S.A. As a result of the transaction, the Company recorded a pre-tax loss of $240 during the third quarter of fiscal year 2024, primarily due to the one-time noncash impact of the release of the cumulative translation adjustment losses of $223 related to these entities that had previously been recorded in Accumulated other comprehensive net (loss) income.
Net sales of the Argentina business, which includes the financial results up to March 20, 2024, the date of sale, for the fiscal year ended June 30, 2024 was $123.

NOTE 3. DIVESTITURES (Continued)
The divestitures of the Company’s Better Health VMS and Argentina businesses do not meet the criteria to be reported as discontinued operations in the consolidated financial statements as the Company’s decision to divest these businesses did not represent a strategic shift that will have a major effect on the Company’s operations and financial results.
NOTE 4. AUGUST 2023 CYBERATTACK
On Monday, August 14, 2023, the Company identified unauthorized activity on some of its Information Technology (IT) systems and immediately began taking steps to stop and remediate the activity. The Company took certain systems offline, engaged third-party cybersecurity experts and implemented its business continuity plans. However, the incident resulted in wide-scale disruptions to the Company’s business operations. The impacts of these system disruptions resulted in a negative impact on net sales and earnings. The Company experienced lessening operational impacts in the second quarter of fiscal year 2024 and has since returned to normalized operations.
The Company recorded insurance recoveries of $70 in fiscal year 2025 and incurred incremental expenses, net of insurance recoveries, of approximately $29 in fiscal year 2024 as a result of the cyberattack. The following table summarizes the recognition of (insurance recoveries) and costs in the consolidated statements of earnings and comprehensive income for the fiscal years ended June 30:

	2025	2024
Costs of products sold	$(5)	$17
Selling and administrative expenses	—	12
Other (income) expense, net	(65)	—
Total, net	$(70)	$29
The costs incurred related primarily to third-party consulting services, including IT recovery and forensic experts and other professional services incurred to investigate and remediate the attack, as well as incremental operating costs incurred from the resulting disruption to the Company’s business operations. The Company does not expect to incur significant costs related to the cyberattack in future periods. No additional insurance recoveries related to the cyberattack are anticipated. Insurance recoveries are classified consistent with the expenses to which they relate. Business interruption and other insurance recoveries that do not correspond directly to previously incurred expenses are recognized in Other (income) expense, net.
NOTE 5. RESTRUCTURING AND RELATED COSTS
Beginning in the first quarter of fiscal year 2023, the Company recognized costs related to a plan that involves streamlining its operating model to meet its objectives of driving growth and productivity. The implementation of this new model was completed in fiscal year 2024 and is expected to enhance the Company’s ability to respond more quickly to changing consumer behaviors and innovate faster. There were no restructuring and related implementation costs associated with the streamlined operating model incurred in fiscal year 2025.
The total restructuring and related implementation costs, net associated with the Company’s streamlined operating model plan as reflected in the consolidated statements of earnings and comprehensive income for the fiscal year ended June 30 were:

2024
Selling and administrative expenses	$16
Other (income) expense, net:
Employee-related costs	10
Asset impairments	6
Total Other (income) expense, net:	$16
Total, net	$32
Employee-related costs primarily include severance and other termination benefits calculated based on salary levels, prior service and statutory requirements. Other costs primarily include consulting fees incurred for the organizational design and implementation of the streamlined operating model, related processes and other professional fees incurred.
The Company may, from time to time, decide to pursue additional restructuring-related initiatives that involve costs in future periods.

NOTE 5. RESTRUCTURING AND RELATED COSTS (Continued)
The following table reconciles the accrual for the streamlined operating model restructuring and related implementation costs discussed above, which are recorded within Accounts payable and accrued liabilities in the consolidated balance sheets as follows for the fiscal years ended June 30:

	Employee-Related Costs	Other	Total
Accrual Balance as of June 30, 2024	$8	$11	$19
Cash payments	(8)	(11)	(19)
Accrual Balance as of June 30, 2025	$—	$—	$—
NOTE 6. INVENTORIES, NET
Inventories, net consisted of the following as of June 30:

	2026	2025
Finished goods	$625	$447
Raw materials and packaging	178	141
Work in process	56	15
LIFO allowances	(82)	(80)
Inventories, net	$777	$523
The LIFO method was used to value approximately 35% and 36% of inventories as of June 30, 2026 and 2025, respectively. The carrying values for all other inventories are determined on the FIFO method. The effect on earnings of the liquidation of LIFO layers was insignificant for each of the fiscal years ended June 30, 2026, 2025 and 2024.
NOTE 7. PROPERTY, PLANT AND EQUIPMENT, NET
The components of property, plant and equipment, net, consisted of the following as of June 30:

	2026	2025
Land and improvements	$177	$169
Buildings	905	799
Machinery and equipment	2,689	2,468
Capitalized software costs	440	426
Computer equipment	193	162
Construction in progress	204	154
Total	4,608	4,178
Less: Accumulated depreciation and amortization	(3,096)	(2,911)
Property, plant and equipment, net	$1,512	$1,267

Depreciation and amortization expense related to property, plant and equipment, net, was $219, $198 and $206 in fiscal years 2026, 2025 and 2024, respectively, of which $13, $7 and $10 were related to amortization of capitalized software, respectively.
Noncash capital expenditures were $1, $0 and $5 for fiscal years, 2026, 2025 and 2024, respectively. There were no significant asset retirement obligations recorded and included in Buildings above for both fiscal years 2026 and 2025.

NOTE 8. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill by reportable segment and Corporate and Other for the fiscal years ended June 30, 2026 and 2025 were as follows:

	Goodwill
	Health and Wellness	Household	Lifestyle	International	Corporate and Other	Total
Balance as of June 30, 2024	$323	$85	$244	$576	$—	$1,228
Effect of foreign currency translation	—	—	—	1	—	1
Balance as of June 30, 2025	323	85	244	577	—	1,229
Acquisitions	717	—	—	—	—	717
Effect of foreign currency translation	—	—	—	(1)	—	(1)
Balance as of June 30, 2026	$1,040	$85	$244	$576	$—	$1,945
The changes in the carrying amount of trademarks and other intangible assets for the fiscal years ended June 30, 2026 and 2025 were as follows:

	As of June 30, 2026			As of June 30, 2025
	Gross carrying amount	Accumulated amortization / Impairments	Net carrying amount	Gross carrying amount	Accumulated amortization / Impairments	Net carrying amount
Trademarks, net:
Trademarks with indefinite lives(1)	$959	$—	$959	$493	$—	$493
Trademarks with finite lives (1)	58	28	30	33	24	9
	$1,017	$28	$989	$526	$24	$502
Other intangibles, net:
Customer-related assets with finite lives (1)	$619	$72	$547	$71	$63	$8
Other intangible assets with finite lives (1)	421	362	59	397	341	56
	$1,040	$434	$606	$468	$404	$64
(1)Increase of Trademarks with indefinite lives, Trademarks with finite lives, Customer-related assets with finite lives and Other intangible assets with finite lives is primarily related to the acquisition of GOJO Industries, Inc. See Note 2 for additional details.
Amortization expense relating to the Company’s intangible assets was $28, $21 and $29 for the years ended June 30, 2026, 2025 and 2024, respectively. Estimated amortization expense for these intangible assets is $52, $51, $34, $34 and $34 for fiscal years 2027, 2028, 2029, 2030 and 2031, respectively.
No material impairments were identified as a result of the Company's impairment reviews during fiscal years 2026, 2025 and 2024.

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consisted of the following as of June 30:

	2026	2025
Accounts payable	$996	$838
Venture Agreement terminal obligation, net	—	501
Compensation and employee benefit costs	196	179
Trade and sales promotion costs	221	137
Dividends	28	27
Other	159	146
Total	$1,600	$1,828
Venture Agreement
The Company's venture agreement with The Procter & Gamble Company (P&G) for the Company’s Glad bags and wraps business (the Venture Agreement) expired on January 31, 2026. In connection with this agreement, P&G provided research and development (R&D) support to the Glad business. As of June 30, 2025, P&G had a 20% interest in the venture. The Company paid a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad business, which is included in Cost of products sold.
The Venture Agreement, at its expiration, required the Company to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. As of June 30, 2025, the estimated fair value of P&G’s interest was $476, of which $501 was recognized and reflected in Accounts payable and accrued liabilities in the Company’s consolidated balance sheet.
On January 31, 2026, the Company and P&G agreed that the Company would purchase P&G’s 20% interest, which was paid in cash for $476 on March 2, 2026 and is reflected in Operating activities within the consolidated statement of cash flows.
The Glad business will continue to retain the exclusive core intellectual property licenses contributed by P&G on a royalty-free basis for the licensed products marketed.
NOTE 10. SUPPLY CHAIN FINANCING PROGRAM
The Company has arranged for a global financial institution to offer a voluntary supply chain finance (SCF) program for the benefit of the Company’s suppliers. The Company’s current payment terms do not exceed 120 days in keeping with industry standards. The Company’s operating cash flows are directly impacted as a result of the extension of payment terms with suppliers. The SCF program enables suppliers to directly contract with the financial institution to receive payment from the financial institution prior to the payment terms between the Company and the supplier by selling the Company’s payables to the financial institution. Participation in the program is at the sole discretion of the supplier and the Company has no economic interest in a supplier's decision to enter into the agreement and has no direct financial relationship with the financial institution, as it relates to the SCF program. Once a supplier elects to participate in the SCF program and reaches an agreement with the financial institution, the supplier elects which individual Company invoices to sell to the financial institution. The terms of the Company’s payment obligations are not impacted by a supplier’s participation in the program and as such, the SCF program has no direct impact on the Company’s balance sheets or liquidity. The Company has not pledged any assets as security or provided guarantees under the SCF program.
All confirmed outstanding amounts related to suppliers participating in the SCF program are recorded within Accounts payable and accrued liabilities in the consolidated balance sheets and the associated payments are included in operating activities within the consolidated statements of cash flows. The rollforward of the Company's outstanding obligations confirmed as valid under its SCF program for the fiscal years ended June 30, are as follows:

	2026	2025
Confirmed obligation outstanding as of the beginning of the year	$236	$205
Confirmed invoice additions	746	794
Confirmed invoices paid	(753)	(763)
Confirmed obligation outstanding as of the end of the year	$229	$236

NOTE 11. DEBT
Short-term borrowings
Notes and loans payable are borrowings that mature in less than one year, primarily consisting of U.S. commercial paper issued by the Company and borrowings under the Company's revolving credit agreements. Notes and loans payable were $1,086 and $4 as of June 30, 2026 and 2025, respectively.
The weighted average interest rates incurred on average outstanding notes and loans payable during each of the fiscal years ended June 30, 2026, 2025 and 2024, including fees associated with the Company’s revolving credit agreements, were 4.47%, 4.50% and 4.77% respectively.
Long-term borrowings
Long-term debt, carried at face value net of unamortized discounts, premiums and debt issuance costs, included the following as of June 30:

	2026	2025
Senior unsecured notes and debentures:
3.10%, $400 due October 2027	$400	$399
3.90%, $500 due May 2028	499	499
4.40%, $500 due May 2029	497	496
1.80%, $500 due May 2030	497	496
4.70%, $550 due May 2031	546	—
4.60%, $600 due May 2032	595	594
4.95%, $400 due May 2033	396	—
5.25%, $550 due May 2036	545	—
Subtotal	3,975	2,484
Other long-term debt
Amortizing loans and other borrowings	7	—
Total	3,982	2,484
Less: Current maturities of long-term debt (1)	1	—
Long-term debt	$3,981	$2,484
(1)Current maturities of long-term debt includes principal payments of the amortizing fixed interest rate loan due within the next twelve months.
In April 2026, the Company completed the GOJO acquisition, which included assuming a total of $8 in existing amortizing loans and other borrowings which carry a final maturity of June 2031.
In May 2026, the Company issued $1,500 in senior notes, including $550 of senior notes with an annual fixed interest rate of 4.70% and final maturity in May 2031, that carry an effective rate of 4.86% (May 2031 senior notes), $400 of senior notes with an annual fixed interest rate of 4.95% and final maturity in May 2033, that carry an effective rate of 5.09% (May 2033 senior notes), and $550 of senior notes with an annual fixed interest rate of 5.25% and final maturity in May 2036, that carry an effective rate of 5.24% (May 2036 senior notes). Interest on all new May 2026 senior notes is payable semi-annually in May and November. The notes rank equally with all of the Company's existing senior indebtedness. Proceeds from the senior notes were used to redeem prior to maturity the $1,250 under the Delayed Draw Credit Agreement and commercial paper borrowings, both primarily related to financing the GOJO acquisition.
The weighted average interest rates incurred on average outstanding long-term debt during each of the fiscal years ended June 30, 2026, 2025 and 2024, were 3.39%, 3.25% and 3.25%, respectively. The weighted average effective interest rates on long-term debt balances as of June 30, 2026 and 2025 was 3.93% and 3.25%, respectively.
Long-term debt maturities as of June 30, 2026, were $1 in fiscal year 2027, $901 in fiscal year 2028, $500 in fiscal year 2029, $501 in fiscal year 2030, $554 in fiscal year 2031, and $1,550 thereafter.
Credit arrangements
In March, 2026, in connection with the acquisition of GOJO, the Company entered into a $1,000 364-day revolving credit agreement (the 364-Day Revolving Credit Agreement) that matures on March 5, 2027, and a $1,250 Delayed Draw Term Credit

NOTE 11. DEBT (Continued)
Agreement (the Delayed Draw Term Credit Agreement). Amounts available under the 364-Day Revolving Credit Agreement are for general corporate purposes.
In April, 2026 the Company completed the GOJO acquisition and drew down the full $1,250 under the Delayed Draw Credit Agreement to finance a portion of the transaction along with commercial paper. In May 2026 the Company issued new long-term debt and settled the full $1,250 balance under the Delayed Draw Credit Agreement. This line of credit was cancelled upon settlement. Additionally, the long-term debt issuance reduced the total borrowing capacity of the 364-Day Revolving Credit Agreement by $236 leaving $764 available to Clorox for general corporate purposes.
As of June 30, 2026, the Company maintained $1,964 in revolving credit agreements comprised of the $764 364-Day Revolving Credit Agreement and its existing $1,200 revolving credit agreement that matures in March 2030 (March 2030 Credit Agreement) (collectively the Revolving Credit Agreements). As of June 30, 2025, the Company maintained the $1,200 March 2030 Credit Agreement.
There were no borrowings under either of the Revolving Credit Agreements as of June 30, 2026 and no borrowings under the March 2030 Credit Agreement as of June 30, 2025. The Company believes that borrowings under the Revolving Credit Agreements will continue to be available for general corporate purposes. The Revolving Credit Agreements include certain restrictive covenants and limitations with which the Company was in compliance as of both June 30, 2026 and 2025.
The Company’s borrowing capacity under the revolving credit agreements and other financing arrangements as of June 30 was as follows:

	2026	2025
Revolving Credit Agreements	$1,964	$1,200
Foreign and other credit lines	37	34
Total	$2,001	$1,234
Of the $37 of foreign and other credit lines as of June 30, 2026, $10 was outstanding and the remainder of $27 was available for borrowing. Of the $34 of foreign and other credit lines as of June 30, 2025, $7 was outstanding and the remainder of $27 was available for borrowing.
NOTE 12. OTHER LIABILITIES
Other liabilities consisted of the following as of June 30:

	2026	2025
Employee benefit obligations	$271	$267
Taxes	38	31
Environmental liabilities	25	25
Other	71	28
Total	$405	$351

NOTE 13. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Financial Risk Management and Derivative Instruments
The Company is exposed to certain commodity, foreign currency and interest rate risks related to its ongoing business operations and uses derivative instruments to mitigate its exposure to these risks.
Commodity Price Risk Management
The Company may use commodity futures, options and swap contracts to limit the impact of price volatility on a portion of its forecasted raw material requirements. These commodity derivatives may be exchange traded or over-the-counter contracts and generally have original contractual maturities of less than 2 years. Commodity purchase and option contracts are measured at fair value using market quotations obtained from the Chicago Board of Trade commodity futures exchange and commodity derivative dealers.
As of June 30, 2026, the notional amount of commodity derivatives was $43, of which $33 related to soybean oil futures used for the food business and $10 related to jet fuel swaps used for the grilling business. As of June 30, 2025, the notional amount of commodity derivatives was $36, of which $22 related to soybean oil futures used for the food business and $14 related to jet fuel swaps used for the grilling business.

NOTE 13. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Foreign Currency Risk Management
The Company may also enter into certain over-the-counter derivative contracts to manage a portion of the Company’s forecasted foreign currency exposure associated with the purchase of inventory. These foreign currency contracts generally have original contractual maturities of less than 2 years. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.
The notional amounts of outstanding foreign currency forward contracts used by the Company’s subsidiaries to hedge forecasted purchases of inventory were $30 and $67 as of June 30, 2026 and 2025, respectively.
Interest Rate Risk Management
The Company may enter into over-the-counter interest rate contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt. These interest rate contracts generally have original contractual maturities of less than 3 years. The interest rate contracts are measured at fair value using information quoted by bond dealers.
The Company held no interest rate contracts as of both June 30, 2026 and 2025.
During fiscal year 2026, the Company entered into an additional $200 of interest rate contracts. All contracts represented interest rate swap lock agreements to manage the exposure to interest rate volatility associated with future interest payments on forecasted debt issuance, and were terminated in May 2026 upon issuance of $550 May 2036 senior notes (see Note 11). These contracts resulted in a $5 gain recorded in Other comprehensive (loss) income, all of which is attributable to the May 2036 senior notes, which is being amortized into Interest expense in the consolidated statements of earnings over the 10-year term of the notes.
Commodity, Foreign Exchange and Interest Rate Derivatives
The Company designates its commodity forward, futures and options contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory, and interest rate contracts for forecasted interest payments as cash flow hedges.
The effects of derivative instruments designated as hedging instruments on Other comprehensive (loss) income and Net earnings were as follows during the fiscal years ended June 30:

	Gains (losses) recognized in Other comprehensive (loss) income
	2026	2025	2024
Commodity purchase derivative contracts	$13	$1	$(8)
Foreign exchange derivative contracts	1	(1)	—
Interest rate derivative contracts	5	—	—
Total	$19	$—	$(8)

	Location of gains (losses) reclassified from Accumulated other comprehensive net (loss) income into Net earnings	Gains (losses) reclassified from Accumulated other comprehensive net (loss) income and recognized in Net earnings
		2026	2025	2024
Commodity purchase derivative contracts	Cost of products sold	$8	$(7)	$(6)
Foreign exchange derivative contracts	Cost of products sold	(1)	—
Interest rate derivative contracts	Interest expense	13	13	13
Total		$20	$6	$7
The estimated amount of the existing net gain (loss) in Accumulated other comprehensive net (loss) income as of June 30, 2026 that is expected to be reclassified into Net earnings within the next twelve months is $22.
Counterparty Risk Management and Derivative Contract Requirements
The Company utilizes a variety of financial institutions as counterparties for over-the-counter derivative instruments. The Company enters into agreements governing the use of over-the-counter derivative instruments and sets internal limits on the aggregate over-the-counter derivative instrument positions held with each counterparty. Certain terms of these agreements require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds

NOTE 13. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

contractually defined counterparty liability position limits. Of the over-the-counter derivative instruments in liability positions, $0 and $2 contained such terms as of June 30, 2026 and 2025, respectively. As of both June 30, 2026 and 2025, neither the Company nor any counterparty was required to post any collateral as no counterparty liability position limits were exceeded.
Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company's credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If the Company’s credit ratings were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of both June 30, 2026 and 2025, the Company and each of its counterparties had been assigned investment grade ratings by both Standard & Poor’s and Moody’s.
Certain of the Company’s exchange-traded futures and options contracts used for commodity price risk management include requirements for the Company to post collateral in the form of a cash margin account held by the Company’s broker for trades conducted on that exchange. As of June 30, 2026 and 2025, the Company maintained required cash margin balances related to exchange-traded futures and options contracts of $2 which are classified as Prepaid expenses and other current assets on the consolidated balance sheets.
Trust Assets
The Company holds interests in mutual funds and cash equivalents as part of trust assets related to its nonqualified deferred compensation plans. The participants in the nonqualified deferred compensation plans, who are the Company’s current and former employees, may select among certain mutual funds in which their compensation deferrals are invested in accordance with the terms of the plans and within the confines of the trusts, which hold the marketable securities. The trusts represent variable interest entities for which the Company is considered the primary beneficiary, and, therefore, trust assets are consolidated and included in Other assets in the consolidated balance sheets. The gains and losses on the trust assets are recorded in Other (income) expense, net in the consolidated statements of earnings. The interests in mutual funds are measured at fair value using quoted market prices. The Company has designated these marketable securities as trading investments.
As of June 30, 2026, the balance of the trust assets related to the Company’s nonqualified deferred compensation plans increased by $16 as compared to June 30, 2025.
Fair Value of Financial Instruments
Financial assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets are required to be classified and disclosed in one of the following three categories of the fair value hierarchy:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.
As of June 30, 2026 and 2025, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period included derivative financial instruments, which were classified as either Level 1 or Level 2, and trust assets to fund the Company’s nonqualified deferred compensation plans, which were classified as Level 1.

NOTE 13. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

All of the Company's derivative instruments qualify for hedge accounting. The following table provides information about the balance sheet classification and the fair values of the Company's derivative instruments:

			2026		2025
	Balance sheet classification	Fair value hierarchy level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Commodity purchase futures contracts	Prepaid expenses and other current assets	1	$2	$2	$3	$3
Commodity purchase swaps contracts	Prepaid expenses and other current assets	2	2	2	—	—
Foreign exchange forward contracts	Prepaid expenses and other current assets	2	1	1	—	—
Commodity purchase futures contracts	Other assets	1	—	—	1	1
			$5	$5	$4	$4
Liabilities
Commodity purchase swaps contracts	Accounts payable and accrued liabilities	1	$—	$—	$1	$1
Foreign exchange forward contracts	Accounts payable and accrued liabilities	2	—	—	1	1
Commodity purchase swaps contracts	Other liabilities	2	1	1	—	—
			$1	$1	$2	$2

The following table provides information about the balance sheet classification and the fair values of the Company's other assets and liabilities for which disclosure of fair value is required:

			2026		2025
	Balance sheet classification	Fair value hierarchy level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Interest-bearing investments, including money market funds	Cash and cash equivalents (1)	1	$2	$2	$54	$54
Time deposits	Cash and cash equivalents (1)	2	25	25	10	10
Trust assets for nonqualified deferred compensation plans	Other assets	1	185	185	169	169
			$212	$212	$233	$233
Liabilities
Notes and loans payable	Notes and loans payable (2)	2	$1,086	$1,086	$4	$4
Current maturities of long-term debt and Long-term debt	Current maturities of long-term debt and Long-term debt (3)	2	3,982	3,915	2,484	2,431
			$5,068	$5,001	$2,488	$2,435
(1)Cash and cash equivalents are composed of time deposits and other interest-bearing investments, including money market funds with original maturity dates of 90 days or less. Cash and cash equivalents are recorded at cost, which approximates fair value.
(2)Notes and loans payable are composed of outstanding U.S. commercial paper balances and/or amounts drawn on the Company’s credit agreements, all of which are recorded at cost, which approximates fair value.
(3)Long-term debt is recorded at cost. The fair value of Long-term debt was determined using secondary market prices quoted by corporate bond dealers, and is classified as Level 2.

NOTE 14. OTHER CONTINGENCIES, GUARANTEES AND COMMITMENTS
Contingencies
The Company is involved in certain environmental matters, including response actions at various locations. The Company had recorded liabilities totaling $28 and $27 as of June 30, 2026 and 2025, respectively, for its share of aggregate future remediation costs related to these matters.
One matter, which accounted for $12 of the recorded liability as of both June 30, 2026 and 2025 relates to environmental costs associated with one of the Company’s former operations at a site located in Alameda County, California. In November 2016, at the request of regulators and with the assistance of environmental consultants, the Company submitted a Feasibility Study that evaluated various options for managing groundwater at the site and included estimates of the related costs. Following further discussions with the regulators in 2017, the Company recorded an undiscounted liability for costs estimated to be incurred over a 30-year period, based on one of the options in the Feasibility Study related to groundwater. In September 2021, as a result of an additional study and further discussions with regulators, the Company submitted a Soil Vapor Intrusion Report to the regulators. In January 2023, the regulators issued a new order directing the Company and the current property owner to conduct a Remedial Investigation and then prepare a Feasibility Study to evaluate and remediate impacts to soil, groundwater, soil vapor and indoor air. While the Company believes its latest estimates of remediation costs (including any related to soil, groundwater, soil vapor and indoor air impacts) are reasonable, the ultimate remediation requirements are not yet finalized and the regulators could require the Company to implement remediation actions for a longer period or take additional actions, which could include estimated undiscounted costs in the aggregate of approximately $28 over an estimated 30-year period, or require the Company to take different actions and incur additional costs.
Another matter in Dickinson County, Michigan, at the site of one of the Company’s former operations for which the Company is jointly and severally liable, accounted for $10 of the recorded liability as of both June 30, 2026 and 2025. This amount reflects the Company’s agreement to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing agreement with a third party. If the third party is unable to pay its share of the response and remediation obligations, the Company may be responsible for such obligations. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Although it is reasonably possible that the Company’s exposure may exceed the amount recorded for the Dickinson County matter, any amount of such additional exposures, or range of exposures, is not estimable at this time.
The Company’s estimated losses related to these matters are sensitive to a variety of uncertain factors, including the efficacy of any remediation efforts, changes in any remediation requirements and the future availability of alternative clean-up technologies. From time to time, the Company is subject to various legal proceedings, claims and other loss contingencies, including, without limitation, loss contingencies relating to contractual arrangements (including costs connected to the transition and unwinding of certain supply and manufacturing relationships), product liability, patents and trademarks, advertising, labor and employment, environmental, health and safety and other matters. With respect to these proceedings, claims and other loss contingencies, while considerable uncertainty exists, in the opinion of management at this time, the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
Guarantees
In conjunction with acquisitions, divestitures, and other transactions, the Company has provided certain indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any material payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
The Company had not recorded any material liabilities on the aforementioned guarantees as of both June 30, 2026 and 2025.
The Company was a party to letters of credit of $22 and $18 as of June 30, 2026 and 2025, respectively, primarily related to insurance carriers, of which $0 had been drawn upon.
Commitments
The Company is a party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price

NOTE 14. OTHER CONTINGENCIES, GUARANTEES AND COMMITMENTS (Continued)
and/or quantity must be made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The Company enters into purchase obligations based on expectations of future business needs. Many of these purchase obligations are flexible to allow for changes in the Company’s business and related requirements. As of June 30, 2026, the Company’s purchase obligations by purchase date were approximately as follows:

Year	Purchase Obligations
2027	$154
2028	144
2029	92
2030	79
2031	39
Thereafter	84
Total	$592
NOTE 15. LEASES
The Company leases various property, plant and equipment, including office, warehousing, manufacturing and research and development facilities and equipment. These leases have remaining lease terms of up to 31 years, inclusive of renewal or termination options that the Company is reasonably certain to exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Supplemental balance sheet information related to the Company’s leases as of June 30 was as follows:

	Balance sheet classification	2026	2025
Operating leases
Right-of-use assets	Operating lease right-of-use assets	$401	$333
Current lease liabilities	Current operating lease liabilities	$86	$87
Non-current lease liabilities	Long-term operating lease liabilities	366	305
Total operating lease liabilities		$452	$392

Finance leases
Right-of-use assets	Other assets	$73	$35
Current lease liabilities	Accounts payable and accrued liabilities	$16	$15
Non-current lease liabilities	Other liabilities	62	21
Total finance lease liabilities		$78	$36
Components of lease cost were as follows for the fiscal years ended June 30:

	2026	2025	2024
Operating lease cost	$98	$99	$97
Finance lease cost:
Amortization of right-of-use assets	$17	$15	$11
Interest on lease liabilities	2	2	1
Total finance lease cost	$19	$17	$12
Variable lease cost	$29	$56	$94
Short term lease cost	$6	$5	$3

NOTE 15. LEASES (Continued)
Supplemental cash flow information and noncash activity related to the Company’s leases were as follows during fiscal years ended June 30:

	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases, net	$102	$97	$97
Operating cash flows from finance leases	1	2	1
Financing cash flows from finance leases	18	15	11
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$148	$56	$113
Finance leases	56	17	17

Weighted-average remaining lease term and discount rate for the Company’s leases were as follows as of fiscal year ended June 30:

	2026	2025
Weighted-average remaining lease term:
Operating leases	7 years	5 years
Finance leases	9 years	3 years
Weighted-average discount rate:
Operating leases	4.7%	4.1%
Finance leases	5.1%	4.9%
Maturities of lease liabilities by fiscal year for the Company’s leases as of June 30, 2026 were as follows:

Year	Operating leases	Finance leases
2027	$106	$19
2028	92	14
2029	78	13
2030	64	10
2031	43	4
Thereafter	167	38
Total lease payments	$550	$98
Less: Imputed interest	98	20
Total lease liabilities	$452	$78
Operating and finance lease payments presented in the table above exclude $11 and $1, respectively, of minimum lease payments signed but not yet commenced as of June 30, 2026.
On December 14, 2023, the Company completed an asset sale-leaseback transaction on a warehouse in Fairfield, California. The Company received proceeds of $19, net of selling costs. The asset had a carrying value of $3 and the transaction resulted in a $16 gain, which was recognized in Other (income) expense, net in the Health and Wellness segment. The leaseback is accounted for as an operating lease. The term of the lease is 8 years with options to extend the lease for two 5 year periods.

NOTE 16. STOCKHOLDERS' EQUITY
Dividends per share paid to Clorox stockholders during the fiscal years ended June 30 were as follows:

	2026	2025	2024
Dividends per share paid	$4.96	$4.88	$4.80
On July 31, 2026, a cash dividend was declared in the amount of $1.25 per share payable on August 28, 2026 to common stockholders of record as of the close of business on August 12, 2026.
Accumulated Other Comprehensive Net (Loss) Income
Changes in Accumulated other comprehensive net (loss) income attributable to Clorox by component were as follows for the fiscal years ended June 30:

	Foreign currency translation adjustments	Net unrealized gains (losses) on derivatives	Pension and postretirement benefit adjustments	Accumulated other comprehensive net (loss) income
Balance as of June 30, 2023	$(445)	$99	$(147)	$(493)
Other comprehensive (loss) income before reclassifications	(16)	(8)	17	(7)
Amounts reclassified from Accumulated other comprehensive net (loss) income (1) (2)	223	(7)	174	390
Income tax benefit (expense)	(1)	1	(45)	(45)
Net current period other comprehensive (loss) income	206	(14)	146	338
Balance as of June 30, 2024	(239)	85	(1)	(155)
Other comprehensive (loss) income before reclassifications	5	—	2	7
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	(6)	(2)	(8)
Income tax benefit (expense)	1	(2)	—	(1)
Net current period other comprehensive (loss) income	6	(8)	—	(2)
Balance as of June 30, 2025	(233)	77	(1)	(157)
Other comprehensive (loss) income before reclassifications	1	19	2	22
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	(20)	(2)	(22)
Income tax benefit (expense), and other	2	(2)	—	—
Net current period other comprehensive (loss) income	3	(3)	—	—
Balance as of June 30, 2026	$(230)	$74	$(1)	$(157)
(1)Includes the release of currency translation adjustment from the Argentina business divestiture. See Note 3 for additional details.
(2)Includes recognition of pension settlement charge reclassified into Net earnings (losses). See Note 21 for additional details
NOTE 17. NET EARNINGS PER SHARE (EPS)
The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic net EPS to those used to calculate diluted net EPS for the fiscal years ended June 30:

	2026	2025	2024
Basic	121,775	123,525	124,174
Dilutive effect of stock options and other	357	762	630
Diluted	122,132	124,287	124,804
Antidilutive stock options and other	2,963	3,085	2,704
Basic net earnings per share and Diluted net earnings per share are calculated on Net earnings attributable to Clorox.

NOTE 18. STOCK-BASED COMPENSATION PLANS
In November 2021, the Company’s stockholders voted to approve the amended and restated 2005 Stock Incentive Plan (the Plan). The Plan permits the Company to grant various nonqualified stock-based compensation awards, including stock options, restricted stock, performance shares, deferred stock units, stock appreciation rights and other stock-based awards. The Plan as amended and restated provides that the maximum number of shares which may be issued under the Plan will be 5 million common shares that may be issued for stock-based compensation purposes. As of June 30, 2026, the Company was authorized to grant up to approximately 5 million common shares, plus additional shares equal to shares that are potentially deliverable under an award that expires or are canceled, forfeited or settled without the delivery of shares, under the Plan. As of June 30, 2026, approximately 4 million common shares remained available for grant.
Compensation cost and the related income tax benefit recognized for stock-based compensation plans were classified as indicated below for the fiscal years ended June 30:

	2026	2025	2024
Cost of products sold	$6	$7	$7
Selling and administrative expenses	40	70	63
Research and development costs	2	4	4
Total compensation cost	$48	$81	$74
Related income tax benefit	$12	$19	$18
Cash received during fiscal years 2026, 2025 and 2024 from stock options exercised under all stock-based payment arrangements was $13, $61 and $23, respectively. The Company issues shares for stock-based compensation plans from treasury stock. The Company may repurchase stock under its Evergreen Program to offset the estimated impact of dilution related to stock-based awards.
Details regarding the valuation and accounting for stock options, restricted stock awards, performance shares and deferred stock units for non-employee directors follow.
Stock Options
There were no stock option awards granted during the fiscal years 2026, 2025, and 2024. The fair value of each stock option award granted during fiscal year 2023 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

2023
Expected life	5.3 years
Weighted-average expected life	5.3 years
Expected volatility	24.2%
Weighted-average volatility	24.2%
Risk-free interest rate	3.7%
Weighted-average risk-free interest rate	3.7%
Dividend yield	3.4%
Weighted-average dividend yield	3.4%
The expected life of the stock options is based on historical exercise patterns. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

NOTE 18. STOCK-BASED COMPENSATION PLANS (Continued)
Details of the Company’s stock option activities are summarized below:

	Number of Shares (In thousands)	Weighted- Average Exercise Price per Share	Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding as of June 30, 2025	3,157	$154	4 years	$1
Granted	—
Exercised	(134)	112
Canceled	(435)	153
Options outstanding as of June 30, 2026	2,588	$156	3 years	$—
Options vested as of June 30, 2026	2,477	$157	3 years	$—
The weighted-average fair value per share of each option granted during fiscal year 2023, estimated at the grant date using the Black-Scholes option pricing model, was $26.95. The total intrinsic value of options exercised in fiscal years 2026, 2025 and 2024 was $2, $19 and $12, respectively.
Stock option awards outstanding as of June 30, 2026, have been granted at prices that are equal to the market value of the stock on the date of grant. Stock option grants generally vest over 4 years and expire no later than 10 years after the grant date. The Company recognizes compensation expense on a straight-line basis over the vesting period. Awards to employees eligible for retirement prior to the award becoming fully vested are amortized to compensation expense from the grant date through the date that the employee is no longer required to provide service to earn the award. As of June 30, 2026, there was less than $1 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of less than 1 year, subject to forfeiture changes.
Restricted Stock Awards
The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally 3 to 4 years. Awards to employees eligible for retirement prior to the award becoming fully vested are amortized to compensation expense from the grant date through the date that the employee is no longer required to provide service to earn the award. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Restricted stock awardees receive share equivalents for dividends earned during the vesting period, upon vesting.
As of June 30, 2026, there was $63 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 2 years. The total fair value of the shares that vested in each of the fiscal years 2026, 2025 and 2024 was $43, $42 and $28, respectively. The weighted-average grant-date fair value of awards granted was $114.28, $160.05 and $138.51 per share for fiscal years 2026, 2025 and 2024, respectively.
A summary of the status of the Company’s restricted stock awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards as of June 30, 2025	754	$150
Granted	790	114
Vested	(287)	149
Forfeited	(83)	139
Restricted stock awards as of June 30, 2026	1,174	$127
Performance Shares
The fair value of performance shares is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight line basis over the related vesting periods, which are generally 3 years. Awards to employees eligible for retirement prior to the award becoming fully vested are amortized to compensation expense from the grant date through the date that the employee is no longer required to provide service to earn the award. Performance share awardees receive share equivalents for dividends earned during the vesting period, upon vesting.

NOTE 18. STOCK-BASED COMPENSATION PLANS (Continued)
As of June 30, 2026, there was $7 in unrecognized compensation cost related to non-vested performance shares that is expected to be recognized over a remaining weighted-average performance period of 2 years. The weighted-average grant-date fair value of awards granted was $124.51, $162.85 and $140.39 per share for fiscal years 2026, 2025 and 2024, respectively.
A summary of the status of the Company’s performance share awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Performance share awards as of June 30, 2025	613	$153
Granted	325	125
Distributed	(106)	142
Forfeited	(25)	133
Performance share awards as of June 30, 2026	807	143
Performance shares vested and deferred as of June 30, 2026	230	$157
The non-vested performance shares outstanding as of June 30, 2026 and 2025 were 577,000 and 464,000, respectively, and the weighted average grant date fair value was $138.02 and $148.45 per share, respectively. During fiscal year 2026, 185,000 shares vested. The total fair value of shares vested was $26, $22 and $12 during fiscal years 2026, 2025 and 2024, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients, as deferred stock. Deferred shares continue to accrue dividends, which are also deferred.
Deferred Stock Units for Nonemployee Directors
Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units accrue dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the completion of a director’s service.
During fiscal year 2026, the Company granted 24,000 deferred stock units, reinvested dividends of 5,000 units and distributed 19,000 shares, which had a weighted-average fair value on the grant date of $102.58, $108.92 and $141.42 per share, respectively. As of June 30, 2026, 121,000 units were outstanding, which had a weighted-average fair value on the grant date of $140.32 per share.
NOTE 19. OTHER (INCOME) EXPENSE, NET
The major components of Other (income) expense, net, for the fiscal years ended June 30 were:

	2026	2025	2024
Amortization of trademarks and other intangible assets	$27	$21	$29
Trust investment (gains) losses, net	(25)	(18)	(20)
Net periodic benefit cost	4	2	14
Foreign exchange transaction (gains) losses, net (1)	4	2	25
Income from equity investees	(3)	(4)	(5)
Interest income	(8)	(9)	(23)
Restructuring costs (2)	—	—	16
Gain on sale-leaseback transaction	—	—	(16)
Cyberattack insurance recoveries (3)	—	(65)	—
Other	(7)	(15)	4
Total	$(8)	$(86)	$24
(1)Fiscal year 2024 foreign exchange losses were primarily related to the Company’s operations in Argentina, prior to the divestiture.
(2)Restructuring costs related to the Company's streamlined operating model (see Note 5).
(3)Insurance recoveries related to the August 2023 cyberattack (see Note 4).

NOTE 20. INCOME TAXES
The provision for income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2026	2025	2024
Current:
Federal	$40	$165	$132
State	11	39	18
Foreign	58	68	56
Total current	$109	$272	$206
Deferred:
Federal	71	(17)	(99)
State	11	(2)	(5)
Foreign	(1)	1	4
Total deferred	81	(18)	(100)
Total	$190	$254	$106
The summary of income taxes paid, net of refunds, by tax jurisdiction, is as follows for the fiscal year ended June 30:

2026
U.S. Federal	$13
U.S. state and local:
California	7
Other	11
Foreign:
Canada	37
Ireland	11
Saudi Arabia	10
Other	15
Total income taxes paid, net of refunds	$104
Income taxes paid, net of refunds, were $264 and $347 for the fiscal years ended June 30, 2025 and 2024, respectively. The higher tax payments in fiscal year 2024 were primarily driven by payments of fiscal year 2023 income taxes in fiscal year 2024 that were previously deferred as a result of the relief provided by the IRS announced in January 2023 due to winter storms in California. The lower tax payments in fiscal year 2026 were driven by accelerated tax deductions under The One Big Beautiful Bill Act (OBBBA).
The components of Earnings before income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2026	2025	2024
United States	$629	$886	$311
Foreign	162	192	87
Total	$791	$1,078	$398

NOTE 20. INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on operations follows for the fiscal years ended June 30:

	2026
	Amount	Percent
Statutory federal tax rate	$166	21.0%
State income taxes, net of federal benefit (1)	18	2.3
Foreign tax effects:
Puerto Rico
Expired tax credit carryforwards	30	3.8
Change in valuation allowance	(30)	(3.8)
Other	14	1.8
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws	(5)	(0.6)
Tax credits:
Foreign tax credits	(9)	(1.1)
Other tax credits	(3)	(0.4)
Changes in valuation allowances	(6)	(0.8)
Nontaxable or nondeductible items	8	1.0
Changes in unrecognized tax benefits	3	0.4
Other	4	0.4
Effective tax rate	$190	24.0%
(1)State taxes in California, Illinois, New Jersey and Texas for FY26 made up the majority (greater than 50%) of the tax effect in this category.

	2025	2024
Statutory federal tax rate	21.0%	21.0%
State taxes (net of federal tax benefits)	2.7	2.5
Foreign tax rate differential	2.6	7.7
Federal excess tax benefits	(0.3)	(0.3)
Net U.S tax on foreign income	(0.5)	(5.2)
Loss on divestiture	2.3	10.5
International legal entity reorganization	(1.1)	(6.1)
Federal research and development credits	(0.5)	(1.2)
Other differences	(2.6)	(2.4)
Effective tax rate	23.6%	26.5%
The OBBBA was enacted in the United States on July 4, 2025. This legislation includes provisions that allow accelerated tax deductions for acquisitions of qualified property and for research expenses. It also modified the U.S. taxation of certain earnings associated with international business. The Company assessed the provisions of the OBBBA and determined the corporate tax changes did not have a material impact on the effective tax rate in future periods. The OBBBA's provisions for accelerated tax deductions has changed the timing of cash tax payments in the current fiscal year and future periods.
Foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. The Company regularly reviews and assesses whether there are any changes to its indefinite reinvestment assertion. None of the undistributed earnings of its foreign subsidiaries were indefinitely reinvested. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable. These withholding taxes had no significant impact on the Company’s consolidated results.

NOTE 20. INCOME TAXES (Continued)

The components of net deferred tax assets (liabilities) as of June 30 are shown below:

	2026	2025
Deferred tax assets:
Compensation and benefit programs	$95	$105
Loss and tax credit carryforwards	177	208
Operating and finance lease liabilities	130	106
Accruals and reserves	34	27
Capitalized research and development	31	63
Other	29	51
	496	560
Valuation allowance	(132)	(166)
Total deferred tax assets	$364	$394
Deferred tax liabilities:
Property, plant and equipment and intangible assets	$(140)	$(115)
Lease right-of-use assets	(119)	(95)
Other	(39)	(37)
Total deferred tax liabilities	(298)	(247)
Net deferred tax assets (liabilities)	$66	$147
The net deferred tax assets and liabilities included in the consolidated balance sheet at June 30 were as follows:

	2026	2025
Net deferred tax assets (1)	$83	$167
Net deferred tax liabilities	(17)	(20)
Net deferred tax assets (liabilities)	$66	$147
(1)Net deferred tax assets are recorded in Other assets.
The Company reviews its deferred tax assets for recoverability on a quarterly basis. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable.
Changes in the valuation allowance on deferred tax assets were as follows for the fiscal years ended June 30:

	2026	2025	2024
Valuation allowance at beginning of year	$(166)	$(115)	$(59)
Net decrease/(increase) for U.S. capital loss carryforwards	6	(62)	(46)
Net decrease/(increase) for other foreign deferred tax assets	—	1	(2)
Net decrease/(increase) for foreign and U.S. net operating loss carryforwards and tax credits	28	10	(8)
Valuation allowance at end of year	$(132)	$(166)	$(115)

NOTE 20. INCOME TAXES (Continued)

The Company's carryforwards for capital losses, net operating losses, and tax credits, with related valuation allowances were as follows as of June 30:

	2026
	Carryforwards	Valuation Allowances	Net Carryforwards	Fiscal Year Expiring
Federal capital loss	$95	$(92)	$3	2029 - 2030
State capital loss	10	(10)	—	2029 - 2030
Capital losses in U.S. jurisdictions	105	(102)	3
Net operating losses:
U.S. jurisdictions	3	(2)	1	2031 - 2038
U.S. jurisdictions (with no expiration)	4	(3)	1	N/A
Foreign jurisdictions	12	(10)	2	2027 - 2040
Foreign jurisdictions (with no expiration)	9	—	9	N/A
Total net operating losses	28	(15)	13
Income tax credits:
U.S. jurisdictions	33	—	33	2027 - 2035
U.S. jurisdictions (with no expiration)	1	—	1	N/A
Foreign jurisdictions (with no expiration)	10	(9)	1	N/A
Total income tax credits	44	(9)	35
Total carryforwards	$177	$(126)	$51

	2025
	Carryforwards	Valuation Allowances	Net Carryforwards	Fiscal Year Expiring
Federal capital loss	$98	$(98)	$—	2029 - 2030
State capital loss	10	(10)	—	2029 - 2030
Capital losses in U.S. jurisdictions	108	(108)	—
Net operating losses:
U.S. jurisdictions	2	(2)	—	2031 - 2038
U.S. jurisdictions (with no expiration)	4	(3)	1	N/A
Foreign jurisdictions	16	(12)	4	2026 - 2039
Foreign jurisdictions (with no expiration)	7	—	7	N/A
Total net operating losses	29	(17)	12
Income tax credits:
U.S. jurisdictions	33	—	33	2026 - 2035
U.S. jurisdictions (with no expiration)	2	—	2	N/A
Foreign jurisdictions	30	(30)	—	2026
Foreign jurisdictions (with no expiration)	6	(5)	1	N/A
Total income tax credits	71	(35)	36
Total carryforwards	$208	$(160)	$48

NOTE 20. INCOME TAXES (Continued)

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. The federal statute of limitations has expired for all tax years through June 30, 2022. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.
The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2026 and 2025, the total balance of accrued interest and penalties related to uncertain tax positions was $6 and $4, respectively. Interest and penalties related to uncertain tax positions included in income tax expense resulted in an expense of $1 in each of fiscal years 2026, 2025, and 2024.
The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits for the fiscal years ended June 30:

	2026	2025	2024
Unrecognized tax benefits at beginning of year	$27	$22	$17
Gross increases - tax positions in prior periods	3	3	—
Gross decreases - tax positions in prior periods	(3)	(1)	(4)
Gross increases - current period tax positions	5	3	9
Unrecognized tax benefits at end of year	$32	$27	$22
Included in the balance of unrecognized tax benefits as of June 30, 2026, 2025 and 2024, were potential benefits of $25, $20 and $15, respectively, which if recognized, would affect the effective tax rate.
NOTE 21. EMPLOYEE BENEFIT PLANS
Retirement Income Plans
The Company maintains various retirement income plans for eligible domestic and international employees. The remaining domestic retirement income plans are frozen. The Company contributed $12, $13 and $14 to its domestic retirement income plans during fiscal years 2026, 2025 and 2024, respectively. The Company’s funding policy is to contribute amounts sufficient to meet benefit payments.
In the second quarter of fiscal year 2024, the Company settled plan benefits of its domestic qualified pension plan (the Plan) and recorded a one-time noncash charge, net of curtailment gain, of $171 before taxes ($130 after tax) in the Company’s consolidated statements of earnings and comprehensive income. Following settlement, remaining excess plan assets of $3 and $19 were contributed to the Company’s domestic defined contribution plan during fiscal years 2025, and 2024, respectively.
Retirement Health Care Plans
The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met or stated reimbursements up to a specified dollar subsidy amount. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain plans.

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

Benefit Obligation and Funded Status
Summarized information for the Company’s retirement income and retirement health care plans as of and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2026	2025	2026	2025
Change in benefit obligations:
Benefit obligation as of beginning of year	$117	$123	$17	$19
Service cost	1	1	—	—
Interest cost	6	6	1	1
Actuarial loss (gain)	4	2	(2)	(2)
Plan settlement	—	—	—	—
Benefits paid	(15)	(16)	(2)	(1)
Translation and other adjustments	—	1	—	—
Benefit obligation as of end of year	$113	117	$14	$17
Change in plan assets:
Fair value of assets as of beginning of year	$27	$25	$—	$—
Actual return on plan assets	5	3	—	—
Employer contributions	13	15	1	1
Plan Settlement	—	—	—	—
Benefits paid	(15)	(16)	(1)	(1)
Fair value of plan assets as of end of year	29	27	—	—
Accrued benefit cost, net funded status	$(84)	$(90)	$(14)	$(17)

Amount recognized in the balance sheets consists of:
Non-current pension benefit assets	$12	$9	$—	$—
Current accrued benefit liability	(12)	(12)	(2)	(2)
Non-current accrued benefit liability	(84)	(87)	(12)	(15)
Accrued benefit cost, net	$(84)	(90)	(14)	(17)
For the retirement income plans, the benefit obligation is the projected benefit obligation (PBO). For the retirement health care plan, the benefit obligation is the accumulated benefit obligation (ABO).
The ABO for all retirement income plans was $111, $115 and $105 as of June 30, 2026, 2025 and 2024, respectively.
Retirement income plans with ABO or PBO in excess of plan assets as of June 30 were as follows:

	ABO Exceeds the Fair Value of Plan Assets		PBO Exceeds the Fair Value of Plan Assets
	2026	2025	2026	2025
Projected benefit obligation	$96	$98	$97	$100
Accumulated benefit obligation	95	97	95	98
Fair value of plan assets	—	—	1	2

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

Net Periodic Benefit Cost
The net cost of the retirement income and health care plans for the fiscal years ended June 30 included the following components:

	Retirement Income			Retirement Health Care
	2026	2025	2024	2026	2025	2024
Service cost	$1	$1	$1	$—	$—	$—
Interest cost	6	6	12	1	1	1
Expected return on plan assets	(1)	(1)	(2)	—	—	—
Amortization of unrecognized items	—	—	3	(2)	(2)	(2)
Curtailment gain recognized	—	—	(6)	—	—	—
Settlement loss recognized	—	(2)	179	—	—	—
Total	$6	$4	$187	$(1)	$(1)	$(1)
The service cost component of the net periodic benefit cost is reflected in employee benefit costs. All other components of net periodic benefit cost, except for the net settlement loss recognized in relation to the settlement of the Plan recognized in the second quarter of fiscal year 2024, are reflected in Other (income) expense, net.
Items not yet recognized as a component of postretirement expense as of June 30, 2026 consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$19	$(14)
Prior service benefit	—	(4)
Net deferred income tax (assets) liabilities	(4)	4
Accumulated other comprehensive loss (income)	$15	$(14)
Net actuarial loss (gain) recorded in Accumulated other comprehensive net (loss) income for the fiscal year ended June 30, 2026 included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) as of beginning of year	$19	$(14)
Amortization, curtailment, and settlement during the year	—	2
Loss (gain) during the year	—	(2)
Net actuarial loss (gain) as of end of year	$19	$(14)
The Company uses the straight-line amortization method for unrecognized prior service costs and benefits.
Assumptions
Weighted-average assumptions used to estimate the actuarial present value of benefit obligations were as follows as of June 30:

	Retirement Income		Retirement Health Care
	2026	2025	2026	2025
Discount rate	5.43%	5.41%	5.05%	5.28%
Rate of compensation increase	3.27%	3.32%	n/a	n/a
Interest crediting rate	6.00%	5.90%	n/a	n/a

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the retirement income and retirement health care costs were as follows as of June 30:

	Retirement Income
	2026	2025	2024
Discount rate	5.41%	5.52%	4.63%
Rate of compensation increase	3.32%	3.23%	3.20%
Expected return on plan assets	5.49%	5.69%	3.39%
Interest crediting rate	5.90%	5.40%	2.69%
	Retirement Health Care
	2026	2025	2024
Discount rate	5.28%	5.38%	5.10%
The expected long-term rate of return assumption is based on prospective returns according to the fund’s current target asset allocation.
The actuarial benefit obligation gain during fiscal years 2026 and 2025 was primarily driven by lower participation rate assumed for the retirement health plans.
Expected Benefit Payments
Expected benefit payments for the Company’s retirement income and retirement health care plans as of June 30, 2026, were as follows:

	Retirement Income	Retirement Health Care
2027	$13	$2
2028	13	1
2029	13	1
2030	13	1
2031	10	1
Fiscal years 2032 through 2036	41	5
Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.
Plan Assets
The weighted average target allocation and asset allocations by asset category as of June 30, 2026, are as follows:

	% Target Allocation	% of Plan Assets
Equity Investment	67%	67%
Fixed income	19%	19%
Others	14%	14%
Total	100%	100%
The target asset allocations are determined based on the optimal balance between risk and return and, at times, are adjusted to achieve the respective plan’s overall investment objective to generate sufficient resources to pay current and projected plan obligations over the life of the plans.

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth the retirement income plans’ assets carried at fair value as of June 30:

	2026	2025
Cash equivalents — Level 1	$—	$—
Total assets in the fair value hierarchy	—	—
Common collective trusts measured at net asset value
Bond funds	$5	$6
International equity funds	20	17
Real estate fund	2	2
Other	2	2
Total common collective trust measured at net asset value	$29	$27
Total assets at fair value	$29	$27
Common collective trust funds are not publicly traded and were valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2026 and 2025.
The common collective trusts are invested in various trusts that attempt to achieve their investment objectives by investing primarily in other collective investment funds that have characteristics consistent with each trust’s overall investment objective and strategy.
Defined Contribution Plans
The Company has various defined contribution plans for eligible domestic and international employees. The aggregate cost of the domestic defined contribution plans was $57, $57 and $63 in fiscal years 2026, 2025 and 2024, respectively. The aggregate cost of the international defined contribution plans was $4, $4 and $5 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.
NOTE 22. SEGMENT REPORTING
The Company operates through strategic business units (SBUs) that are organized into the Company’s operating segments. Operating segments with shared economic and qualitative characteristics are aggregated into four reportable segments: Health and Wellness, Household, Lifestyle and International. Operating segments not aggregated into a reportable segment are reflected in Corporate and Other. The four reportable segments consist of the following:
•Health and Wellness consists of cleaning, disinfecting, sanitizing and professional products marketed and sold in the United States.
•Household consists of bags and wraps, cat litter and grilling products marketed and sold in the United States.
•Lifestyle consists of food, water-filtration and natural personal care products marketed and sold in the United States.
•International consists of products sold outside the United States. Products within this segment include laundry additives and home care products primarily marketed under the Clorox, Poett, Pine-Sol, Clorinda and Chux brands; bags and wraps under the Glad brand; cat litter primarily marketed under the Ever Clean and Fresh Step brands and water-filtration products marketed under the Brita brand.
Corporate and Other includes certain non-allocated administrative and other costs, various other non-operating income and expenses, as well as the results of the Better Health VMS business, through the date of divestiture. Assets in Corporate and Other include cash and cash equivalents, prepaid expenses and other current assets, property and equipment, operating lease right-of-use assets, other long-term assets and deferred taxes, as well as the assets related to the Better Health VMS business, through the date of divestiture.
The principal measure of segment profitability used by the Chief Operating Decision Maker (CODM), identified as the Company's Chair and Chief Executive Officer, is segment adjusted earnings (losses) before interest and income taxes (segment adjusted EBIT). Segment adjusted EBIT is defined as earnings (losses) before income taxes excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs and insurance recoveries relating to the August 2023 cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items impacting comparability).

NOTE 22. SEGMENT REPORTING (Continued)
The CODM uses this measure to assess the operating results and performance of its segments, monitor actual results as compared to plan, perform analytical comparisons, identify strategies to improve performance and allocate resources to each segment as it removes the impact of the items that management believes do not directly reflect the performance of each segment's underlying operations.
Net sales by segment and a reconciliation to the Company’s consolidated net sales for the fiscal years ended June 30:

	Net Sales
	Fiscal year
	2026	2025	2024
Health and Wellness	$2,697	$2,697	$2,485
Household	1,787	2,001	1,950
Lifestyle	1,123	1,303	1,275
International	1,113	1,065	1,162
Reportable segment total	6,720	7,066	6,872
Corporate and Other	—	38	221
Total	$6,720	$7,104	$7,093
Segment adjusted EBIT, including the significant segment expense provided to the CODM, and a reconciliation to earnings (losses) before income taxes for the fiscal years ended June 30:

	Segment adjusted earnings (losses) before interest and income taxes
	Fiscal Year 2026
	Health and Wellness	Household	Lifestyle	International	Total
Net sales	$2,697	$1,787	$1,123	$1,113
Cost of products sold	1,390	1,208	584	708
Other segment items (1)	629	387	331	292
Segment adjusted EBIT	$678	$192	$208	$113	$1,191
Corporate and Other					(161)
Interest income					8
Interest expense					(130)
Acquisition and integration costs (2)					(58)
Digital capabilities and productivity enhancements investment (3)					(59)
Earnings (losses) before income taxes					$791
(1)Other segment items includes selling, general and administrative expenses, advertising costs, research and development costs and other income and expenses. The charges defined in segment adjusted EBIT above are excluded from other segment items and Corporate and Other.
(2)Represents expenses related to the Company's acquisition and integration of GOJO corresponding to Health and Wellness and Corporate and Other. As a result of this transaction, various acquisition and integration-related costs related to the acquisition and efforts to integrate the recently acquired business to the Company’s systems and processes were and will be incurred. These costs include inventory step-up charges representing expense recognition of fair value adjustments in excess of the historical cost basis of inventory obtained through the acquisition, as well as direct acquisition transaction costs and legal-entity, operational, manufacturing, and information technology integration costs.
(3)Represents expenses related to the Company's digital capabilities and productivity enhancements investment corresponding to Corporate and Other.

NOTE 22. SEGMENT REPORTING (Continued)

	Segment adjusted earnings (losses) before interest and income taxes
	Fiscal Year 2025
	Health and Wellness	Household	Lifestyle	International	Total
Net sales	$2,697	$2,001	$1,303	$1,065
Cost of products sold	1,273	1,277	648	668
Other segment items (1)	584	399	365	287
Segment adjusted EBIT	$840	$325	$290	$110	$1,565
Corporate and Other					(249)
Interest income					9
Interest expense					(88)
Loss on divestiture (2)					(118)
Cyberattack costs, net of insurance recoveries (3)					70
Digital capabilities and productivity enhancements investment (4)					(111)
Earnings (losses) before income taxes					$1,078
(1)Other segment items includes selling, general and administrative expenses, advertising costs, research and development costs and other income and expenses. The charges defined in segment adjusted EBIT above are excluded from other segment items and Corporate and Other.
(2)Represents the loss on divestiture of the Better Health VMS business corresponding to Corporate and Other. See Note 3 for further discussion.
(3)Represents insurance recoveries related to the cyberattack corresponding to Corporate and Other. See Note 4 for further discussion.
(4)Represents expenses related to the Company's digital capabilities and productivity enhancements investment corresponding to Corporate and Other.

	Segment adjusted earnings (losses) before interest and income taxes
	Fiscal Year 2024
	Health and Wellness	Household	Lifestyle	International	Total
Net sales	$2,485	$1,950	$1,275	$1,162
Cost of products sold	1,211	1,276	644	743
Other segment items (1)	555	414	378	297
Segment adjusted EBIT	$719	$260	$253	$122	$1,354
Corporate and Other					(309)
Interest income					23
Interest expense					(90)
Loss on divestiture (2)					(240)
Pension settlement charge (3)					(171)
Cyberattack costs, net of insurance recoveries (4)					(29)
Streamlined operating model (5)					(32)
Digital capabilities and productivity enhancements investment (6)					(108)
Earnings (losses) before income taxes					$398
(1)Other segment items includes selling, general and administrative expenses, advertising costs, research and development costs and other income and expenses. The charges defined in segment adjusted EBIT above are excluded from other segment items and Corporate and Other.
(2)Represents the loss on divestiture of the Argentina business corresponding to International. See Note 3 for further discussion.
(3)Represents costs related to the settlement of the domestic qualified pension plan corresponding to Corporate and Other. See Note 21 for further discussion.

NOTE 22. SEGMENT REPORTING (Continued)
(4)Represents incremental costs, net of insurance recoveries related to the cyberattack. All insurance recoveries are recorded in Corporate and Other. See Note 4 for additional details relating to the cyberattack. For informational purposes, the following table provides the approximate cyberattack costs, net of insurance recoveries, corresponding to the Company’s segments as a percentage of total net costs:

2024
Health and Wellness	30%
Household	24
Lifestyle	23
International	8
Corporate and Other	15
Total	100%
(5)Represents restructuring and related implementation costs, net for the streamlined operating model. For informational purposes the following table provides the approximate restructuring and related implementation costs, net corresponding to the Company's segments as a percent of the total costs:

		Inception to date ended
	2024	2024
Health and Wellness	3%	5%
Household	2%	2%
Lifestyle	—%	2%
International	4%	11%
Corporate and Other	91%	80%
Total	100%	100%
(6)Represents expenses related to the Company's digital capabilities and productivity enhancements investment corresponding to Corporate and Other.

Certain other segment disclosures were as follows:

	Fiscal Year	Health and Wellness	Household	Lifestyle	International	Corporate and Other	Total Company
(Income) Loss from equity investees included in Other (income) expense, net	2026	—	—	—	(3)	—	(3)
	2025	—	—	—	(4)	—	(4)
	2024	—	—	—	(5)	—	(5)
Total assets	2026	3,615	1,072	1,128	1,316	663	7,794
	2025	1,217	1,091	1,103	1,329	821	5,561
Capital expenditures	2026	60	75	33	30	9	207
	2025	66	78	37	26	13	220
	2024	47	84	36	21	24	212
Depreciation and amortization	2026	79	85	27	43	13	247
	2025	58	81	25	42	13	219
	2024	58	77	24	45	31	235
Significant noncash charges included in earnings (losses) before interest and income taxes:
Stock-based compensation	2026	16	11	8	6	7	48
	2025	16	12	8	6	39	81
	2024	14	11	8	6	35	74
All intersegment sales are eliminated and are not included in the Company’s reportable net sales.
Net sales to the Company’s largest customer, Walmart Stores, Inc. and its affiliates, were 26%, 27% and 25% of consolidated net sales for each of the fiscal years ended June 30, 2026, 2025 and 2024, respectively, and occurred across all of the

NOTE 22. SEGMENT REPORTING (Continued)
Company’s reportable segments. No other customers accounted for 10% or more of the Company’s consolidated net sales in any of these fiscal years.
The following table provides Net sales as a percentage of the Company’s consolidated net sales, disaggregated by operating segment, for the fiscal years ended June 30:

	2026	2025	2024
Cleaning	32%	33%	30%
Professional Products (1)	8%	5%	5%
Health and Wellness	40%	38%	35%
Bags and Wraps	11%	11%	11%
Cat Litter	8%	9%	9%
Grilling	7%	8%	8%
Household	26%	28%	28%
Food	10%	11%	11%
Water Filtration	4%	4%	4%
Natural Personal Care	3%	3%	3%
Lifestyle	17%	18%	18%
International	17%	15%	16%
Corporate and Other	—%	1%	3%
Total	100%	100%	100%
(1) Professional Products includes GOJO results after the acquisition date.The GOJO acquisition was completed in the fourth quarter of fiscal year 2026. Refer to Note 2 for details.
The Company’s products are marketed and sold globally. The following table provides the Company’s global product lines, which were sold in the U.S. and International, that accounted for 10% or more of consolidated net sales for the fiscal years ended June 30:

	2026	2025	2024
Cleaning products	44%	44%	43%
Bags and wraps	15%	15%	15%
Food products	11%	12%	11%
Cat litter products	10%	10%	10%
Net sales and property, plant and equipment, net, by geographic area for and as of the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2026	$5,629	$1,091	$6,720
	2025	6,080	1,024	7,104
	2024	5,956	1,137	7,093
Property, plant and equipment, net	2026	1,368	144	1,512
	2025	1,132	135	1,267
NOTE 23. RELATED PARTY TRANSACTIONS
The Company holds various equity investments with ownership percentages of up to 50% in a number of consumer products businesses, which operate both within and outside the United States. The equity investments, presented in Other assets and accounted for under the equity method, were $48 and $47 as of the fiscal years ended June 30, 2026 and 2025, respectively. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require material future cash contributions or disbursements arising out of an equity investment.
Transactions with the Company’s equity investees typically represent payments for contract manufacturing and purchases of raw materials. Payments to related parties, including equity investees, for such transactions during the fiscal years ended

NOTE 23. RELATED PARTY TRANSACTIONS (Continued)
June 30, 2026, 2025 and 2024 were $63, $78 and $77, respectively. Receipts from and ending accounts receivable and payable balances related to the Company’s related parties were not significant during or as of the end of each of the fiscal years presented.